Exhibit 2.1

Execution Copy

AGREEMENT AND PLAN OF MERGER

by and among

TEXTRON INC.,

MARCO ACQUISITION SUB INC.

and

UNITED INDUSTRIAL CORPORATION

October 7, 2007

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made as of October 7, 2007 by and among Textron Inc., a Delaware corporation (“Parent”), Marco Acquisition Sub Inc., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”), and United Industrial Corporation, a Delaware corporation (the “Company”). Capitalized terms used and not otherwise defined in this Agreement have the meanings set forth in ARTICLE X.

RECITALS

WHEREAS, it is proposed that Merger Sub shall commence a tender offer (as it may be amended from time to time in accordance with this Agreement, the “Offer”) to purchase all of the outstanding shares (the “Company Shares”) of Company Common Stock (as defined herein), at a price of $81.00 per share net to the seller in cash without interest (such amount, or any different amount per share offered pursuant to the Offer in accordance with the terms of this Agreement, the “Offer Price”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, it is also proposed that, following the consummation of the Offer, Merger Sub will merge with and into the Company with the Company surviving as a wholly owned indirect subsidiary of Parent (the “Merger”), and each Company Share that is not tendered and accepted pursuant to the Offer (other than Company Shares held in the treasury of the Company or owned by Merger Sub, Parent or any Subsidiary of Parent or the Company immediately prior to the Effective Time, and other than Dissenting Shares) will thereupon be canceled and converted into the right to receive cash in an amount equal to the Offer Price, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of each of the Company, Parent and Merger Sub have approved this Agreement and deem it advisable and in the best interests of their respective stockholders to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, as an inducement and condition to Parent entering into this Agreement, certain stockholders of the Company are entering into a tender and support agreement with Parent and Merger Sub simultaneously with the execution of this Agreement in substantially the form attached hereto as Exhibit A (the “Tender and Support Agreement”), whereby, among other things, such stockholders have agreed, upon the terms and subject to the conditions set forth therein, to tender the Company Shares held by them in the Offer and support actions necessary to consummate the Merger;

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained in this Agreement and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE I

THE OFFER

1.1           The Offer.

(a)           Provided that this Agreement shall not have been terminated pursuant to Section 9.1 and that none of the events set forth in paragraphs (a) through (e) of Annex I shall exist, as promptly as practicable after the date of this Agreement (and in any event no later than six Business Days after the date of this Agreement), Merger Sub shall, and Parent shall cause Merger Sub to, commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer. The Offer and the obligation of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment and pay for any Company Shares tendered pursuant to the Offer shall be subject to the condition that there shall be validly tendered in accordance with the terms of the Offer, prior to the scheduled expiration of the Offer (as it may be extended hereunder) and not withdrawn, a number of Company Shares that, together with the Company Shares then directly or indirectly owned by Parent, represents a majority of all Fully Diluted Shares as of immediately prior to the expiration of the Offer (as it may be extended pursuant to the terms of this Section 1.1(a)) (the “Minimum Condition”) and to the other conditions set forth in Annex I (collectively, the “Offer Conditions”). Merger Sub expressly reserves the right (but shall not be obligated) to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer; provided that unless otherwise provided by this Agreement or previously approved by the Company in writing, Merger Sub may not (i) waive the Minimum Condition, unless the Modified Minimum Condition is satisfied and Parent has made the Cash Election Request, (ii) change the form of consideration to be paid pursuant to the Offer, decrease the Offer Price or the number of Company Shares sought in the Offer, impose conditions to the Offer in addition to those set forth in Annex I, or otherwise amend or modify the Offer Conditions to the Offer in any manner materially adverse to the holders of Company Shares, or (iii) extend the expiration date of the Offer except as set forth in this Section 1.1(a). Subject to the terms and conditions of this Agreement, the Offer shall initially expire at midnight, New York City time, on the date that is 20 Business Days (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) after the date that the Offer is commenced. Merger Sub shall extend the Offer on one or more occasions for periods determined by Merger Sub of up to 20 Business Days per extension if, at the scheduled or extended expiration date of the Offer, any of the conditions to the Offer shall not have been satisfied or waived if in the reasonable determination of Parent such conditions are capable of being satisfied on or prior to the Outside Date; provided that (A) if all the Offer Conditions other than the Minimum Condition are satisfied or waived as of the first scheduled expiration of the initial offering period, then, unless (1) Merger Sub has previously commenced a Notes Offer or (2) the Modified Minimum Condition is satisfied, Merger Sub has waived the Minimum Condition and Parent has made the Cash Election Request, then in the case of either subclause (1) or (2) of this clause (A), Merger Sub shall be obligated to extend the Offer for an additional 10 Business Days, (B) if all the Offer Conditions other than the Minimum Condition are satisfied or waived as of the scheduled or extended expiration of the Offer, then Merger Sub shall not be obligated to extend the Offer unless required by applicable Law (but shall be entitled to extend the Offer), and (C) if, at any scheduled or extended expiration of the Offer, (1) the Offer Conditions set forth in paragraphs (a) and (b) of Annex I have not been satisfied (other than by reason of a judgment, injunction or order that is not final or remains subject to appeal) or waived by Purchaser, (2) the Offer Condition set forth in paragraphs (c) or (d) of Annex I have not been satisfied or waived by Purchaser and, in the case of clause (2), the breach or failure to perform or comply that has caused such non-satisfaction is not capable of being cured within 20 days after receipt by the Company of notice of such breach or failure from Purchaser or, if capable of being cured within such period (it being understood that a willful failure to comply with Section 7.5 shall be deemed incapable of being cured), has not been cured within such period or (3) the Offer Condition set forth in paragraph (e) of Annex I has not been satisfied or waived, then, in the case of any of subclause (1), (2) and (3) of this Clause (C), Merger Sub shall not be obligated (but shall be entitled) to extend the Offer; provided, further, that (x) Merger Sub shall not, and shall not be required to, extend the Offer beyond the Outside Date or (y) Merger Sub shall not be required (but shall be entitled) to extend the Offer at any time that it is permitted to terminate this Agreement pursuant to ARTICLE IX. Following expiration of the Offer, Merger Sub may, in its sole discretion, provide one or more subsequent offering periods (each, a “Subsequent Offering Period”) in accordance with Rule 14d-11 of the Exchange Act, if, as of the commencement of each such period, there shall not have been validly tendered and not withdrawn pursuant to the Offer and any prior Subsequent Offering Period that number of Company Shares necessary to permit the Merger to be effected without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL. Subject to the foregoing, including the requirements of Rule 14d-11, and upon the terms and subject to the satisfaction or waiver by Merger Sub of the Offer Conditions as of any scheduled or extended expiration of the Offer, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment and pay for, (A) as promptly as practicable after the final expiration of the Offer, all Company Shares validly tendered and not withdrawn pursuant to the Offer and (B) as promptly as practicable, all Company Shares validly tendered in any Subsequent Offering Period. The Offer Price payable in respect of each Company Share validly tendered and not withdrawn pursuant to the Offer or validly tendered in any Subsequent Offering Period shall be paid net to the holder thereof in cash, subject to reduction for any applicable withholding Taxes.

(b)           As soon as practicable on the date of commencement of the Offer, Parent and Merger Sub shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall include the summary term sheet required thereby and, as exhibits or incorporated by reference thereto, the Offer to Purchase and forms of letter of transmittal and summary advertisement, if any, in respect of the Offer (collectively, together with any amendments or supplements thereto, the “Offer Documents”), and (ii) cause the Offer Documents to be disseminated to holders of Company Shares. The Company shall promptly furnish to Parent and Merger Sub in writing all information concerning the Company and its Subsidiaries that may be required by applicable Laws or reasonably requested by Parent or Merger Sub for inclusion in the Schedule TO or the Offer Documents. Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by it for use in the

Schedule TO and the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect. Parent and Merger Sub agree to take all steps necessary to cause the Schedule TO as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Company Shares, in each case as, and to the extent required by applicable Laws. Parent and Merger Sub shall provide the Company and its counsel with a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents prior to filing such documents with the SEC, and Parent and Merger Sub shall give reasonable and good faith consideration to any comments made by the Company and its counsel. Parent and Merger Sub shall provide the Company with copies of all such filings made with the SEC. Parent and Merger Sub shall promptly provide the Company and its counsel with (A) any comments or other communications, whether written or oral, that Parent, Merger Sub or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or Offer Documents promptly after receipt of those comments or other communications, and (B) a reasonable opportunity to provide comments on the response of Parent and Merger Sub to those comments (to which reasonable and good faith consideration shall be given) and to participate with Parent and Merger Sub or their counsel in any material discussions or meetings with the SEC.

1.2           Company Action.

(a)           The Company hereby consents to the Offer and represents and warrants to Parent and Merger Sub that at a meeting duly called and held prior to the execution of this Agreement at which all directors of the Company were present (other than one recused director), the Company’s Board of Directors duly and unanimously (other than one recused director) (i) declared that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (iii) directed that the adoption of this Agreement be submitted to the Company’s stockholders at the Stockholders’ Meeting (unless the Merger is consummated under Section 253 of the DGCL), and (iv) resolved to recommend that the Company’s stockholders accept the Offer, tender their Company Shares to Merger Sub pursuant to the Offer and adopt this Agreement (such recommendation, the “Board Recommendation”), which actions and resolutions have not, as of the date hereof, been subsequently rescinded, modified or withdrawn in any way.

(b)           The Company hereby consents to the inclusion of the foregoing determinations and approvals in the Offer Documents and, subject to Section 7.5(d), the Company hereby consents to the inclusion of the Board Recommendation in the Offer Documents. The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Company Shares and lists of securities positions of Company Shares held in stock depositories, in each case as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Subject to the requirements of applicable law, and except to facilitate dissemination of the Offer Documents and to otherwise perform any obligations hereunder,

Parent and Merger Sub shall treat the information contained in such labels, listing or files and any additional information referred to in the preceding sentence in accordance with the terms and conditions of the Confidentiality Agreement.

(c)           As soon as practicable on the day that the Offer is commenced, the Company shall file with the SEC and disseminate to holders of Company Shares, a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto and including exhibits thereto, the “Schedule 14D-9”) that, subject to Section 7.5(d), shall contain and reflect the Board Recommendation. Each of Parent and Merger Sub shall promptly furnish to the Company in writing all information concerning Parent and Merger Sub that may be required by applicable Laws or reasonably requested by the Company for inclusion in the Schedule 14D-9. Each of the Company, Parent and Merger Sub agrees promptly to correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect. The Company agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Company Shares, in each case, as and to the extent required by applicable Laws. The Company shall provide Parent, Merger Sub and their counsel with a reasonable opportunity to review and comment on the Schedule 14D-9 prior to filing it with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel. The Company shall provide Parent with copies of all such filings made with the SEC. The Company shall promptly provide Parent, Merger Sub and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications, and (ii) a reasonable opportunity to provide comments on the Company’s response to those comments (to which reasonable and good faith consideration shall be given) and to participate with the Company or its counsel in any material discussions or meetings with the SEC.

1.3           Directors.

(a)           Effective upon the acceptance for payment of any Company Shares pursuant to the Offer, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company’s Board of Directors that equals the product of (i) the total number of directors on the Company’s Board of Directors (giving effect to the election of any additional directors pursuant to this Section 1.3(a)), and (ii) the percentage that the number of Company Shares beneficially owned by Parent and/or Merger Sub (including Company Shares accepted for payment) bears to the total number of Company Shares outstanding, and the Company shall use commercially reasonable efforts to cause Parent’s designees to be elected or appointed to the Company’s Board of Directors, including increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company shall promptly use commercially reasonable efforts to cause individuals designated by Parent to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Company’s Board of Directors and (ii) each board of directors of each Subsidiary of the Company (and each committee thereof) that represents the same percentage as such individuals represent on the Company’s Board of Directors, in each case, to the fullest extent permitted by Law.

(b)           The Company’s obligations to appoint Parent’s designees to the Company’s Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors, as Section 14(f) and Rule 14f-1 of the Exchange Act require in order to fulfill its obligations under this Section 1.3(b). Parent shall supply to the Company in writing any information with respect to itself and its nominees, officers, directors and Affiliates required by Section 14(f) and Rule 14f-1 of the Exchange Act.

(c)           Following the election or appointment of Parent’s designees pursuant to Section 1.3(a) and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Parent (the “Continuing Directors”) (or the approval of the sole Continuing Director if there shall be only one Continuing Director) shall be required to authorize (and such authorization shall constitute the authorization of the Company’s Board of Directors and no other action on the part of the Company, including any action by any other director of the Company, shall be required to authorize) any termination of this Agreement by the Company, any amendment of this Agreement, including any decrease in or change of form of the Merger Consideration, any extension of time for performance of any obligation or action under this Agreement by Parent or Merger Sub, any waiver of compliance with any of the agreements or conditions contained in this Agreement for the benefit of the Company, and any amendment or change to Section 7.10; provided that if there shall be no Continuing Directors as a result of such individuals’ deaths, disabilities, resignations or refusal to serve, then such actions may be effected by a majority vote of the Company’s Board of Directors. Following the election or appointment of Parent’s designees pursuant to Section 1.3(a) and until the Effective Time, any action by the Company to enforce any obligation of Parent or Merger Sub under this Agreement shall be effected only by the action of a majority of the Continuing Directors (or the approval of the sole Continuing Director if there shall be only one Continuing Director); provided that if there shall be no Continuing Directors as a result of such individuals’ deaths, disabilities, resignations or refusal to serve, then such actions may be effected by a majority vote of the Company’s Board of Directors.

1.4           Top Up Option.

(a)           The Company hereby irrevocably grants to Merger Sub an option (the “Top Up Option”), exercisable upon the terms and conditions set forth in this Section 1.4, to purchase that number of shares of Company Common Stock (the “Top Up Option Shares”) equal to the lowest number of shares of Company Common Stock that, when added to the number of Company Shares directly or indirectly owned by Parent at the time of such exercise, shall constitute one share more than 90% of the Fully Diluted Shares (after giving effect to the issuance of the Top Up Option Shares) at a price per share equal to the Offer Price; provided that in no event shall the Top Up Option be exercisable for a number of shares of Company Common Stock in excess of the Company’s then authorized and unissued shares of Company Common

Stock (including as authorized and unissued shares of Company Common Stock, for purposes of this Section 1.4, any shares held in the treasury of the Company.)

(b)           Merger Sub may exercise the Top Up Option, in whole or in part, provided that upon exercise of the Top Up Option, Parent will directly or indirectly own one share more than 90% of the Company Shares (after giving effect to the issuance of the Top Up Option Shares), at any time after the consummation of the Offer and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms. In the event that Merger Sub wishes to exercise the Top Up Option, it shall notify the Company in writing, and shall set forth in such notice: (i) the number of shares of Company Common Stock that will be owned by Parent and Merger Sub immediately preceding the purchase of the Top Up Option Shares, (ii) the number of Top Up Shares that Merger Sub intends to purchase pursuant to the Top Up Option, and (iii) the place and time for the closing of the purchase of the Top Up Option Shares by Merger Sub, which shall not be more than five Business Days after delivery of such notice (the “Top Up Closing”). At the Top Up Closing, Parent or Merger Sub shall pay the Company the aggregate purchase price for the Top Up Option Shares (calculated by multiplying the number of such Top Up Option Shares by the Offer Price) through the issuance of a promissory note, bearing simple interest at five percent per annum and due on the first anniversary of the Top Up Closing for the purchase price of such Top Up Option Shares, and the Company shall cause to be issued to Merger Sub a certificate representing such Top Up Option Shares.

(c)           Parent and Merger Sub acknowledge that the shares of Company Common Stock that Merger Sub may acquire upon exercise of the Top Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Parent and Merger Sub represent and warrant to the Company that Merger Sub is, or will be upon the purchase of the Top Up Option Shares, an “accredited investor”, as defined in Rule 501 of Regulation D under the Securities Act. Merger Sub agrees that the Top Up Option and the Top Up Option Shares to be acquired upon exercise of the Top Up Option are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof (within the meaning of the Securities Act).

ARTICLE II

THE MERGER

2.1           The Merger. Upon the terms and subject to satisfaction or, to the extent permitted hereunder, waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

2.2           Closing. The closing of the Merger (the “Closing”) shall take place on the first Business Day after the satisfaction or waiver of the conditions (excluding conditions that, by their nature, cannot be satisfied until the Effective Time and will in fact be satisfied at the Effective Time) set forth in ARTICLE VIII, unless this Agreement has been theretofore terminated pursuant to its terms or unless another time or date is agreed to in writing by the parties hereto (the date and time of the Closing being referred to in this Agreement as the “Closing Date”). The Closing shall be held at the offices of Proskauer Rose LLP, 1585 Broadway, New York, New York 10036, unless another place is agreed to in writing by the parties hereto. As soon as practicable after the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

2.3           Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided in this Agreement, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

2.4           Certificate of Incorporation and Bylaws.

(a)           At the Effective Time, the certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

(b)           At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable Law.

2.5           Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE III

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS

3.1           Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities:

(a)           Conversion Generally. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 3.1(b), any shares of Company Common Stock described in Section 3.1(e), or any shares of Company Common Stock as to which appraisal rights are perfected pursuant to Section 3.1(f)) shall be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the “Merger Consideration”). All such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of Company Common Stock.

(b)           Parent-Owned Shares. Except as otherwise provided in Section 3.1(e), all shares of Company Common Stock owned by Parent or Merger Sub or any of their respective Subsidiaries shall be canceled and retired and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor.

(c)           Merger Sub. Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

(d)           Change in Shares. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, the Offer Price and the Merger Consideration shall be correspondingly adjusted to provide the holders of Company Common Stock and Company Options, the same economic effect as contemplated by this Agreement prior to such event.

(e)           Cancellation of Treasury Shares. Each share of Company Common Stock held in the Company treasury and each share of Company Common Stock, if any, owned by any Subsidiary of the Company immediately prior to the Effective Time shall remain outstanding.

(f)            Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and held by a stockholder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded appraisal for such shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL, unless such stockholder fails to perfect or withdraws or otherwise loses such stockholder’s right to appraisal. If, after the Effective Time, such stockholder fails to perfect or withdraws or loses such stockholder’s right to appraisal, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. The Company shall give Parent prompt notice of any appraisal demands received by the Company, withdrawals thereof and any other instruments served pursuant to Section 262 of the DGCL. Parent shall have the right, and the Company shall afford Parent the opportunity, to direct all negotiations and proceedings with respect to any exercise (or threatened exercise) of appraisal rights. The Company shall not settle, make any payments with respect to or offer to settle any claim with respect to Dissenting Shares without the written consent of Parent.

3.2           Exchange of Certificates.

(a)           Exchange Agent. As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with American Stock Transfer and Trust Company or another bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of shares of Company Common Stock, for exchange, in accordance with this ARTICLE III, through the Exchange Agent, the Merger Consideration payable pursuant to Section 3.1(a) (the “Exchange Fund”).

(b)           Exchange Procedures. Promptly (and in any event no more than three Business Days) after the Effective Time, the Surviving Corporation shall instruct the Exchange Agent to mail to each holder of record of a certificate (or certificates) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) (i) a form of a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates, together with such letter(s) of transmittal properly completed and duly executed, to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable transfer Taxes have been paid. Until surrendered as contemplated by this Section 3.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate.

(c)           Further Rights in Company Common Stock. The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms of this Agreement shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock.

(d)           Investment of Exchange Fund. The Exchange Agent shall invest the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation;

provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investor Services, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion and no such investment or loss thereon shall effect the amounts payable to the Company’s stockholders pursuant to this ARTICLE III. Any interest and other income resulting from such investment shall be payable to the Surviving Corporation or Parent, as Parent directs.

(e)           Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Stock for six months after the Effective Time shall be delivered (including any interest received and unpaid to Parent or the Surviving Corporation with respect thereto) to Parent, upon demand, and, from and after such delivery to Parent, any holders of Company Common Stock who have not theretofore complied with this ARTICLE III shall thereafter look only to Parent or the Surviving Corporation, as general creditors thereof, for the Merger Consideration payable in respect of such shares of Company Common Stock, without any interest thereon.

(f)            No Liability. None of Parent, the Surviving Corporation or the Company shall be liable to any holder of shares of Company Common Stock for any cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(g)           Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate.

(h)           Withholding. Parent, Merger Sub or the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent, Merger Sub or the Exchange Agent are required to deduct and withhold under the Code, the Treasury Regulations or any other Tax Law, with respect to the making of such payment. To the extent that amounts are so deducted and withheld by Parent, Merger Sub or the Exchange Agent, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of which such deduction and withholding was made by Parent, Merger Sub or the Exchange Agent.

3.3           Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and, thereafter, there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of Certificates representing shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock except as otherwise provided in this Agreement or by Law. On or after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates.

3.4           Equity Awards.

(a)           Each Company Option that is outstanding and unexercised immediately prior to the Effective Time, and that is not then vested and exercisable, shall become fully vested on an accelerated basis immediately prior to the Effective Time. As of the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time shall be canceled in exchange for the right to receive from Parent or the Surviving Corporation immediately after the Effective Time, a lump sum cash payment (without interest), less applicable withholding Taxes, equal to the product of (i) the excess if any, of (A) the Merger Consideration over (B) the per share exercise price for such Company Option and (ii) the total number of shares underlying such Company Option (giving effect to the acceleration of vesting contemplated by this Section 3.4). The Company shall ensure that following the Effective Time, no holder of a Company Option (or former holder of a Company Option) or any participant in any Employment Benefit Plan shall have any right thereunder to acquire any capital stock of the Company or the Surviving Corporation or any other equity interest therein (including “phantom” stock or stock appreciation rights).

(b)           As soon as practicable following the date of this Agreement, the Company’s Board of Directors (or, if appropriate, any committee of the Company’s Board of Directors administering the Company’s Employee Stock Purchase Plan (the “ESPP”)), shall adopt such resolutions or take such other actions as may be required to provide that, with respect to the ESPP, (i) participants may not increase their payroll deductions or purchase elections from those in effect on the date of this Agreement and (ii) cause the ESPP to be suspended effective as of the later of: (A) a date that is no later than fifteen days after the date of this Agreement or (B) a date that is the last business day of the calendar month in which the date of this Agreement occurs. Such suspension shall cause the “offering period” in effect as of the date of this Agreement to be the final “offering period” under the ESPP and subject to consummation of the transactions contemplated by this Agreement, the ESPP shall terminate immediately prior to the Effective Time.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as expressly set forth in this Agreement or in the corresponding section of the Company Disclosure Letter delivered to Parent and Merger Sub by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub that:

4.1           Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except where the failure to be so qualified as a foreign corporation has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. The Company is not in violation of its restated certificate of incorporation or bylaws. The Company has made available to Parent a complete and correct copy of the restated certificate of incorporation and bylaws, each as amended to date, of the Company. Except as set forth in Section 4.1 of the Company Disclosure Letter, the Company has made available to Parent complete and correct copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings, and all actions by written consent, of the stockholders of the Company, the Company’s Board of Directors and each committee of the Company’s Board of Directors, held since January 1, 2004.

4.2           Subsidiaries. Section 4.2 of the Company Disclosure Letter sets forth a true, complete and correct list of each Subsidiary of the Company, its place and form of organization and each jurisdiction in which it is authorized to do business. Neither the Company nor any of its Subsidiaries owns or holds the right to acquire any stock, partnership interest, membership interest, joint venture interest or other equity ownership interest in any other Person. Each Subsidiary is either wholly owned by the Company or a Subsidiary or Subsidiaries of the Company, as indicated in Section 4.2 of the Company Disclosure Letter. Except as set forth in Section 4.2 of the Company Disclosure Letter, each outstanding share of capital stock of or other equity interest in each of the Company’s Subsidiaries is owned by the Company or a Subsidiary, free and clear of any Liens, except Permitted Liens. None of the Subsidiaries is in violation of its respective certificate of incorporation, bylaws or other similar organizational documents. Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation and is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except where the failure to be qualified as a foreign corporation has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 4.2 of the Company Disclosure Letter, the Company has made available to Parent complete and correct copies of the minutes (or, in the case of draft minutes, the most recent drafts thereof) of all meetings, and all actions by written consent, of the stockholders of each Subsidiary of the Company, the Board of Directors of each such Subsidiary and each committee of the each such Subsidiary’s Board of Directors, held since January 1, 2004.

4.3           Authorization; Valid and Binding Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate, on the terms and subject to the conditions of this Agreement, the transactions contemplated by this Agreement, including obtaining the Stockholder Approval, if necessary. This Agreement has been duly executed and delivered by the Company and assuming that this Agreement is a valid and binding obligation of Parent and Merger Sub, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. The Company’s Board of

Directors, at a meeting duly called and held prior to the execution of this Agreement at which all directors of the Company were present (other than one recused director), unanimously (other than one recused director) (i) declared that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the Company’s stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer and the Merger, (iii) directed that the adoption of this Agreement be submitted to the Stockholders’ Meeting (unless the Merger is consummated in accordance with Section 253 of the DGCL), and (iv) resolved to make the Board Recommendation, which actions and resolutions have not, as of the date hereof, been subsequently rescinded, modified or withdrawn in any way.

4.4           Governmental Filings; No Violations. Except as set forth in Section 4.4 of the Company Disclosure Letter and for (i) the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), (ii) filings under the Act Against Restraints to Competition, as amended (“Gesetz gegen Wettbewerbsbeschraenkungen” or “ARC”) and the Austrian Cartel Act 2005 (the “Cartel Act”), (iii) filings under the Securities Act and the Exchange Act, (iv) any filings required under the rules and regulations of the New York Stock Exchange, and (v) the filing of the Certificate of Merger pursuant to the DGCL (collectively, the “Company Required Statutory Approvals”), the execution and delivery of this Agreement by the Company do not and the consummation by the Company of the transactions contemplated by this Agreement will not (A) conflict with or result in any material breach of, constitute a material default under, or result in a material violation of, or result in the creation of, any material Lien upon any material assets of the Company or any of its Subsidiaries, (B) require any material authorization, consent, approval, exemption or other action by or notice to any Person, court or Governmental Entity, (C) conflict with or result in a breach of the provisions of the Company’s restated certificate of incorporation or bylaws, (D) conflict with or result in a material breach of the provisions of the articles of incorporation, bylaws or other organizational documents of any Subsidiary of the Company, (E) conflict with or result in a material breach of, or constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancellation, acceleration or other change of any obligation or the loss of any right or benefit under any material contract, agreement, lease, mortgage, note, indenture or instrument (including any Contract or material Government Contract) to which the Company or any of its Subsidiaries is a party or by which they are bound, or (F) conflict with or result in a material breach or violation of any Law or Order to which the Company or any of its Subsidiaries is subject.

4.5           Capital Stock. The authorized capital stock of the Company consists of (a) 1,000,000 shares of preferred stock, par value $1.00, of which, as of the date of this Agreement, no shares are issued and outstanding and (b) 30,000,000 shares of Company Common Stock, of which, as of the date of this Agreement, 9,898,102 shares were issued and outstanding. As of the date of this Agreement, there are outstanding Company Options to purchase an aggregate of 1,118,012 shares of Company Common Stock. 3,058,356 shares of Company Common Stock shall be issuable upon the conversion of all outstanding Notes. All outstanding shares of Company Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Except as set forth in Section 4.5 of the Company Disclosure Letter, there are no outstanding, and there have not been reserved for issuance any, (i) shares of capital stock or other voting securities of the Company or its Subsidiaries; (ii) securities of the Company or its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or its Subsidiaries; (iii) rights or options to acquire from the Company or its Subsidiaries, or obligations of the Company or its Subsidiaries to issue, any shares of capital stock, voting securities or securities convertible into or exchangeable for shares of capital stock or voting securities of the Company or its Subsidiaries, as the case may be; or (iv) equity equivalent interests in the ownership or earnings of the Company or its Subsidiaries or other similar rights (the items in clauses (i) through (iv) collectively, the “Securities”). There are no outstanding obligations of the Company or its Subsidiaries to repurchase, redeem or otherwise acquire any Securities. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries are bound relating to the voting or registration of any shares of capital stock of the Company or any of its Subsidiaries or preemptive rights with respect thereto. There are no outstanding stock appreciation rights, “phantom” stock rights, restricted stock units, performance units or other rights that are linked to the value of Company Common Stock. Section 4.5 of the Company Disclosure Letter sets forth a true, complete and correct list of all persons who, at the close of business on the date hereof, hold outstanding Company Options under the Company Equity Plans indicating, with respect to each Company Option then outstanding, the number of shares of Company Common Stock subject to such Company Option, and the exercise price, date of grant, vesting schedule and expiration date thereof, including the extent to which any vesting had occurred as of the date of this Agreement. There are no Company Options intended to qualify as an “incentive stock option” under Section 422 of the Code, and the exercise price of each Company Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Option.

4.6           Company SEC Reports.

(a)           The Company has filed with or otherwise furnished to the Securities and Exchange Commission (the “SEC”) all forms, reports, schedules, statements and other documents required to be filed or furnished by it under the Securities Act or the Exchange Act since December 31, 2005 (such documents, as supplemented or amended since the time of filing, and together with all information incorporated by reference therein, the “Company SEC Reports”). No Subsidiary of the Company is required to file with or furnish to the SEC any such forms, reports, schedules, statements or other documents. As of their respective dates, the Company SEC Reports, including any financial statements or schedules included or incorporated by reference therein, at the time filed (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes Oxley Act of 2002 (“SOX”) and the rules and regulations thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has no outstanding and unresolved comments from the SEC with respect to any of the Company SEC Reports.

(b)           The audited consolidated financial statements included in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2006, the unaudited consolidated interim financial statements included in the Company’s quarterly reports on Form 10-Q filed since December 31, 2006, in each case including any related notes and schedules, fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries (including, without limitation, Electric Transit, Inc.) as of the dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods set forth therein, and, in each case, were prepared in accordance with GAAP consistently applied during the periods involved (except as otherwise expressly disclosed in the notes thereto and subject, in the case of financial statements for quarterly periods, to normal year-end adjustments). Other than as disclosed in the Company SEC Reports filed prior to the date hereof, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP. The disclosure in any report filed by the Company after the date of this Agreement will not differ materially adversely from the disclosure set forth in Section 4.6(f) of the Company Disclosure Letter in so far as such disclosure, if any, relates to the matters set forth in such Section 4.6(f) of the Company Disclosure Letter. The books of account and other financial records of the Company and each of its Subsidiaries are true and complete in all material respects.

(c)           Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or the Company SEC Reports.

(d)           In compliance with the requirements of SOX, the Company maintains a system of internal controls over financial reporting sufficient to provide reasonable assurances that:  (i) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) transactions are executed in accordance with management’s general or specific authorizations; (iii) transactions are recorded as necessary to permit preparation of its financial statements and to maintain accountability for its assets; (iv) access to assets is permitted only in accordance with management’s general or specific authorization; and (v) the recorded accountability for its assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. No significant deficiency or material weakness was identified in management’s assessment of internal control over financial reporting as of December 31, 2006.

(e)           The Company’s “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC, and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(f)            Except as set forth in Section 4.6(f) of the Company Disclosure Letter, since December 31, 2006, no executive officer of the Company has become aware of, and neither the Company’s auditors nor any director of the Company has been advised of, (i) any fact, circumstance or change that is reasonably likely to result in a “significant deficiency” or a “material weakness” (each as defined in PCAOB Auditing Standard No. 5, as in effect on the date of its adoption) in the Company’s internal controls over financial reporting, or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Since the date of the filing of the Annual Report on Form 10-K for the year ended December 31, 2006, there have been no material changes in internal control over financial reporting.

(g)           There are no liabilities or obligations of the Company or any of its Subsidiaries (whether accrued, contingent, absolute, determined or determinable) that would be required by GAAP to be reflected on a consolidated balance sheet of the Company other than:  (i) any liability disclosed or provided for in the unaudited consolidated balance sheet of the Company as of June 30, 2007 or disclosed in the notes thereto (the “Current Balance Sheet”); (ii) any liability, including under any agreement, lease, note, mortgage, indenture, or any other obligation of the Company or any of its Subsidiaries, incurred after June 30, 2007 in the ordinary course of the Company’s business consistent with past practice; (iii) any liability under this Agreement or incurred in connection with the transactions contemplated by this Agreement or disclosed in Section 4.6(f) of the Company Disclosure Letter; and (iv) any other liability incurred after June 30, 2007 that has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(h)           The audit committee of the Company’s Board of Directors includes an Audit Committee Financial Expert, as defined by Item 401(h)(2) of Regulation S-K.

(i)            The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K, for senior financial officers, applicable to its principal financial officer, controller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Section 406(b) of SOX. To the knowledge of the Company, there have been no violations of provisions of the Company’s code of ethics by any such persons.

4.7           Absence of Certain Changes or Events. Since December 31, 2006, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course consistent with past practice. Since December 31, 2006, there has not been (i) any event, occurrence, effect, circumstance or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect or (ii) any event, occurrence, effect, circumstance, action or development that, if taken after the date hereof without the consent of Purchaser, would violate Section 6.1 of this Agreement.

4.8           Title to Properties.

(a)           Except as set forth in Section 4.8(a) of the Company Disclosure Letter, the Company or one of its Subsidiaries owns good and marketable title to, or holds pursuant to valid and enforceable leases, all of the material personal property shown to be owned by them on the Current Balance Sheet or used by the Company or any of its Subsidiaries in the conduct of their current business operations, free and clear of all Liens, except for Permitted Liens. All material personal property shown to be owned by the Company and its Subsidiaries on the Current Balance Sheet have been maintained in accordance with the Company’s and its Subsidiaries’ normal practices and are in usable condition for the operation of the Company’s and its Subsidiaries’ business, ordinary wear and tear excepted.

(b)           Section 4.8(b) of the Company Disclosure Letter sets forth a true, complete and correct list of all of real property shown to be owned by the Company and any of its Subsidiaries on the Current Balance Sheet (together with the buildings, improvements and structures located thereon and the fixtures attached or appurtenant to or used in connection therewith, the “Owned Real Property”). The Company or one of its Subsidiaries owns good and marketable title to each parcel of Owned Real Property, free and clear of all Liens, except for Permitted Liens. No Owned Real Property is subject to any sales contract, option, right of first refusal or similar agreement or arrangement with any third party.

(c)           Section 4.8(c) of the Company Disclosure Letter sets forth a true and complete list of each lease of premises executed by or binding upon the Company or any of its Subsidiaries as lessee, sublessee, tenant or assignee (each, a “Lease”, and collectively, the “Leases”, and the premises leased thereunder, the “Leased Real Property”). There are no leases or licenses of premises executed by or binding upon the Company or any of its Subsidiaries as lessor, sublessor or landlord (except where the Company or one of its Subsidiaries is the lessee, sublessee or tenant), nor has the Company or any of its Subsidiaries assigned any Lease. Except as set forth in Section 4.8(c) of the Company Disclosure Letter, each Lease is in full force and effect, subject to proper authorization and execution of such lease by the other party thereto and except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is in default in any material respect under any of such Lease, nor has any event occurred which, with notice or the passage of time, or both, would give rise to such a material default, and, to the Company’s knowledge, there has not occurred any material breach or material default under any Lease by any other party thereto.

(d)           The Owned Real Property and Leased Real Property together comprise all real property and interests in real property used by the Company or any of its Subsidiaries in the conduct of their current business operations.

(e)           No condemnation, eminent domain or similar proceeding exists, is pending or, to the knowledge of the Company, is threatened, with respect to or that could affect any Owned Real Property or that, to the knowledge of the Company, could affect any Leased Real Property, except, in each case, for such proceedings which have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

4.9           Tax Matters.

(a)           The Company and its Subsidiaries have timely filed all federal, foreign, state, county and local income, excise, property and other material Tax Returns that are required to be filed by them (taking into account any valid extensions of time to file), and all such Tax Returns were true, complete and correct in all material respects. Except as set forth in Section 4.9 of the Company Disclosure Letter, all Taxes shown as owing by the Company and its Subsidiaries on all such Tax Returns have been timely and fully paid. The provision for Taxes on the Current Balance Sheet is sufficient for all accrued and unpaid Taxes as of the date thereof. All material Taxes which the Company or any Subsidiary is obligated to withhold from amounts owing to any employee, independent contractor, stockholder, creditor or other third party have been properly withheld and fully paid to the appropriate Governmental Entity. There are no material Liens with respect to any Taxes upon any of the Company’s or its Subsidiaries’ assets, other than Permitted Liens.

(b)           Except as set forth in Section 4.9(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has extended or waived the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax of the Company or any of its Subsidiaries, or with respect to the assets of the Company or any of its Subsidiaries.

(c)           Except as set forth in Section 4.9(c) of the Company Disclosure Letter, there are no audits, claims, assessments, levies, administrative or judicial proceedings pending or, to the Company’s knowledge, threatened, proposed (tentatively or definitely) or contemplated, against, or regarding Taxes of, the Company or any of its Subsidiaries, or with respect to the assets of the Company or any of its Subsidiaries.

(d)           Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with any of the transactions contemplated hereby.

(e)           Except as set forth in Section 4.9(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) has been a member of any Affiliated Group for any Tax purposes (other than an Affiliated Group the common parent of which was the Company) or (ii) has any liability for any Person (other than the Company or any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or non-U.S. Law, or as a transferee or successor by contract or otherwise.

(f)            Except as set forth in Section 4.9(f) of the Company Disclosure Letter, since December 31, 2006, neither the Company nor any of its Subsidiaries has (i) changed any Tax accounting methods, policies or practices of the Company or any of its Subsidiaries except as required by a change in Law, (ii) made, revoked, or amended any material Tax election of the Company or any of its Subsidiaries, or with respect to the assets of the Company or any of its Subsidiaries, (iii) filed any amended Tax Return or claim for refund of the Company or any of its Subsidiaries, or with respect to the assets of the Company or any of its Subsidiaries, (iv) entered into any closing agreement affecting any material Tax liability or refund of the Company or any of its Subsidiaries, or with respect to the assets of the Company or any of its Subsidiaries, or (v) settled or compromised any material Tax liability or refund of the Company or any of its Subsidiaries, or with respect to the assets of the Company or any of its Subsidiaries.

(g)           Neither the Company nor any of its Subsidiaries has participated in any (i) “tax shelter” within the meaning of Section 6111 of the Code, as in effect prior to the enactment of P.L. 108-357 (or any comparable Laws of jurisdictions other than the United States), or (ii) “reportable transaction” or “transaction of interest” within the meaning of Treasury Regulations Section 1.6011-4, as in effect at the relevant time (or any comparable Laws of jurisdictions other than the United States).

4.10         Government Contracts.

(a)           Set forth in Section 4.10(a)(i) of the Company Disclosure Letter is a true, correct and complete list of each material Government Contract to which the Company or one of its Subsidiaries is a party (other than task and delivery orders). Set forth in Section 4.10(a)(ii) of the Company Disclosure Letter is a true, correct and complete list of each outstanding material Bid as of the date of this Agreement that has not been accepted or rejected. Set forth in Section 4.10(a)(iii) of the Company Disclosure Letter is a true, correct and complete list of each outstanding material teaming agreement or existing material joint venture agreement to which the Company or one of its Subsidiaries is a party. The Company has made available to Parent correct and complete copies of all Government Contracts listed in Section 4.10(a)(i) of the Company Disclosure Letter, all Bids listed in Section 4.10(a)(ii) of the Company Disclosure Letter, and all teaming agreements and joint ventures listed in Section 4.10(a)(iii) of the Company Disclosure Letter. As of the date of this Agreement, each of the Government Contracts is a valid and binding obligation of the Company or the Subsidiary of the Company party thereto and, to the Company’s knowledge, the other parties thereto, enforceable against the Company and its Subsidiaries and, to the Company’s knowledge, the other parties thereto in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Neither the Company nor any of its Subsidiaries is, nor to the Company’s knowledge is any other party, in breach, default or violation (and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, through the action or inaction of any third party, that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Government Contract to which the Company or any of its Subsidiaries is now a party, or by which any of them or any of their respective properties or assets may be bound, except for breaches, defaults or violations that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. All Bids set forth in Section 4.10(a)(ii) of the Company Disclosure Letter were made, and all teaming agreements and joint ventures set forth in Section 4.10(a)(iii) of the Company Disclosure Letter were entered into, in the ordinary course of business.

(b)           With respect to each Government Contract and Bid to which the Company or any of its Subsidiaries is a party: (i) each of the Company and its Subsidiaries has complied in all material respects with all terms and conditions of such Government Contract and Bid and any requirements of Law pertaining to such Government Contract and Bid; (ii) each of the Company and its Subsidiaries has complied in all material respects with all requirements of statute, rule, regulation, order or agreement with the U.S. government pertaining to such Government Contract or Bid; (iii) each representation and certification executed by the Company or its Subsidiaries pertaining to such Government Contract or Bid was true and correct in all material respects as of its effective date, and the Company and each of its Subsidiaries has complied in all material respects with each such representation and certification; (iv) neither the Company nor any of its Subsidiaries has submitted any inaccurate or untruthful cost or pricing data to any Governmental Entity in connection with such Government Contract or Bid; and (v) there is no suspension, stop work order, cure notice or show cause notice in effect for such Government Contract nor, to the Company’s knowledge, is any Governmental Entity threatening to issue one.

(c)           Except as set forth in Section 4.10(c) of the Company Disclosure Letter, to the Company’s knowledge, there is no: (i) administrative, civil or criminal investigation, indictment, writ of information or audit of the Company, any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries by any Governmental Entity with respect to any alleged or potential violation of Law regarding any Government Contract or Bid; (ii) suspension or debarment proceeding, nor any matters pending reasonably likely to lead to a suspension or debarment proceeding, against the Company, any of its Subsidiaries or any director, officer or employee of the Company or any of its Subsidiaries; or (iii) contracting officer’s decision or legal proceeding by which a Governmental Entity claims that the Company or any of its Subsidiaries is liable to a Governmental Entity, in each case, with respect to any Government Contract. Since December 31, 2005, except as set forth in Section 4.10(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries nor any of the Company’s or its Subsidiaries, directors, officers or employees has conducted or initiated any internal investigation, or made a voluntary disclosure to the U.S. government, with respect to any alleged misstatement or omission arising under or relating to any Government Contract or Bid.

(d)           Except as set forth in Section 4.10(d) of the Company Disclosure Letter, to the Company’s knowledge, there are no material claims or disputes by or between the Company or any of its Subsidiaries and any prime contractor, subcontractor or vendor relating to any Government Contract.

(e)           The Company and its Subsidiaries and their respective employees possess all government security clearances necessary to perform the Government Contracts, and all such security clearances are valid and in force and effect.

(f)            None of the officers, directors, employees or authorized agents of the Company or any of its Subsidiaries has: (i) made any payments or used any funds to influence transactions involving the U.S. government in violation of Law; (ii) failed to file any required lobbying reports pursuant to the Lobbying Disclosure Act of 1995; (iii) used any corporate or other funds or given anything of value for unlawful gratuities, contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials or others or established or maintained any unlawful or unrecorded funds in violation of any applicable Law; or (iv) accepted or received any unlawful contributions, payments, expenditures or gifts.

4.11         Material Contracts.

(a)           Section 4.11 of the Company Disclosure Letter lists each of the following contracts and agreements (and all amendments, modifications and supplements thereto and all side letters to which the Company or any of its Subsidiaries is a party affecting the obligations of any party thereunder) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound (other than Government Contracts, which are addressed in Section 4.10):

(i) any contract or agreement, whether written or otherwise, for the purchase or sale of any material personal property or for the furnishing of services to or by the Company or any of its Subsidiaries that involves future aggregate annual payments to or by the Company or any of its Subsidiaries of $1,000,000 or more (excluding those contracts and agreements terminable by the Company or such Subsidiary upon 180 days’ notice or less without liability to the Company exceeding $500,000);

(ii) any contract, agreement or instrument relating to or evidencing capitalized lease obligations or other indebtedness of, for the benefit of, or payable to, the Company or any of its Subsidiaries (or any guaranty of capital lease obligations or other indebtedness of or by the Company or any of its Subsidiaries) in the amount of $500,000 or more;

(iii) any contract or agreement pursuant to which any third party is authorized to use any material intellectual property rights owned by or exclusively licensed to the Company or any of its Subsidiaries;

(iv) any contract or agreement pursuant to which the Company or any of its Subsidiaries is authorized to use any material Company Intellectual Property Rights;

(v) any agreement concerning an interest rate cap, interest rate collar, interest rate swap, currency hedging transaction or any other similar agreement to which the Company or any of its Subsidiaries is a party;

(vi) any agreement (other than agreements containing immaterial or de minimis restrictions) that contains any non-compete or exclusivity provisions with respect to any line of business in which the Company or any of its Subsidiaries is currently engaged or geographic area with respect to the Company or any of its Subsidiaries, or that purports to restrict in any material respect the right of the Company or any of its Subsidiaries to conduct any line of business in which the Company or any of its Subsidiaries is currently engaged or to compete with any Person or operate in any geographic area or location;

(vii) any material partnership, limited liability company agreement, joint venture or other similar agreement entered into with any third party;

(viii) any contract or agreement with respect to any acquisition or disposition of any person or business or material portion thereof pursuant to which the Company or any of its Subsidiaries has any continuing indemnification, “earn-out” or other contingent payment obligation;

(ix) any contract or agreement pursuant to which the Company or any of its Subsidiaries agrees to indemnify or hold harmless any director or executive officer of the Company or any of its Subsidiaries (other than the organizational documents of the Company or the Company’s Subsidiaries);

(x) any contract or agreement that would prevent, materially delay or materially impede the Company’s ability to consummate the Offer, the Merger or any of the other transactions contemplated by this Agreement; or

(xi) any commitments and agreements to enter into any of the foregoing.

Each such contract described in clauses (i) through (xi) above, together with each contract described in paragraph (b) below, is referred to herein as a “Contract.”

(b)           All the material contracts that are required to be filed as exhibits to the Company SEC Reports have been described or filed as required.

(c)           Each of the Contracts is a valid and binding obligation of the Company (or the Subsidiaries of the Company party thereto), and to the Company’s knowledge, the other parties thereto, enforceable against the Company and its Subsidiaries and, to the Company’s knowledge, the other parties thereto in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(d)           Neither the Company nor any of its Subsidiaries is, nor to the Company’s knowledge is any other party, in breach, default or violation (and no event has occurred or not occurred through the Company’s or any of its Subsidiaries’ action or inaction or, to the Company’s knowledge, through the action or inaction of any third party that with notice or the lapse of time or both would constitute a breach, default or violation) of any term, condition or provision of any Contract, except for breaches, defaults or violations that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

4.12         Intellectual Property.

(a)           Section 4.12(a) of the Company Disclosure Letter contains an accurate and complete list of all patents and patent applications and all trademarks (indicating registered and unregistered trademarks) and applications therefor, registered copyrights, trade names, service marks and Internet domain names owned or exclusively licensed to the Company or one of its Subsidiaries, including the jurisdictions in which each such intellectual property right has been issued or registered or in which any such application for such issuance or registration has been filed.

(b)           The Company or one of its Subsidiaries owns free and clear of all Liens, other than Permitted Liens, or licenses or otherwise possesses sufficient legally enforceable rights to use and enforce all Company Intellectual Property Rights, except for any such failures to own, license, possess or enforce that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(c)           Except for such matters that have not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (i) the use of any Company Intellectual Property Rights by the Company or its Subsidiaries does not currently, and has not at any time in the last three years, conflict with, infringe upon, violate or interfere with, or constitute a misappropriation of any right, title, interest or goodwill, including any valid patent, trademark, trade name, service mark or copyright or other intellectual property right of any other Person, (ii) neither the Company nor any of its Subsidiaries has received written notice of any claim or otherwise has knowledge that any Company Intellectual Property Right is invalid or conflicts with any asserted right of any other Person at any time during the last three years, and (iii) to the Company’s knowledge, no third party has in the past three years or is currently challenging, infringing on or otherwise violating any right of the Company or its Subsidiaries in the Company Intellectual Property Rights.

4.13         Litigation. There is no action, suit, claim, investigation, arbitration or proceeding pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries or their respective businesses, assets or properties, or their respective officers, directors or employees, in their capacity as such, before or by any court, arbitrator or Governmental Entity that, if resolved in a manner adverse to the Company or any of its Subsidiaries, has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect. There are no unsatisfied judgments or awards, decrees, injunctions, rules or orders of any Governmental Entity, court or arbitrator outstanding or pending against the Company or any of its Subsidiaries that would prevent, materially delay or materially impair the Company’s ability to consummate the transactions contemplated by this Agreement.

4.14         Employee Benefit Plans.

(a)           Set forth on Section 4.14(a) of the Company Disclosure Letter is a true, correct and complete list of each material Employee Benefit Plan. An “Employee Benefit Plan” means any deferred compensation, executive compensation, incentive compensation, stock purchase or other stock-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or program, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), maintained or contributed to or required to be contributed to by Company or by any trade or business, whether or not incorporated (an “ERISA Affiliate”), that together with the Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA, or to which the Company or an ERISA Affiliate is a party, whether written or oral, for the benefit of any employee or former employee of the Company or any of its Subsidiaries, excluding any plan, arrangement or program required by the laws of a foreign jurisdiction.

(b)           True and complete copies of the following documents have been made available to Parent, if applicable: (i) each Employee Benefit Plan (including all amendments and trust agreement or other funding vehicle related thereto), (ii) the annual report filed on IRS Form 5500 and actuarial report or other financial statement for the most recent plan year which is required for each Employee Benefit Plan, and (iii) the most recent determination letter issued by the Internal Revenue Service with respect to each Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code.

(c)           Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect: (i) each of the Employee Benefit Plans that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS and nothing has occurred that could be expected to result in the revocation of such letter; (ii) the Employee Benefit Plans comply in form and in operation in accordance with its terms and applicable Law, including but not limited to the Code and ERISA; (iii) each of the Company and each of its Subsidiaries has timely made all required contributions thereto; (iv) no action has been asserted, instituted or, to the Company’s knowledge, threatened against any of the Employee Benefit Plans (other than routine claims for benefits and appeals of such claims), and no Employee Benefit Plan is under, and none of the Company nor any of its Subsidiaries has received any notice of, an audit or investigation by the Internal Revenue Service or Department of Labor or any other applicable Governmental Entity; (v) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is expected to occur with respect to any Employee Benefit Plan that could result in the imposition of a Tax or penalty on the Company or its Subsidiaries under Section 4975 of the Code or Section 502(i) or 502(l) of ERISA; and (vi) no liability or contingent liability under Title IV or Section 302 of ERISA has been incurred by the Company or any ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a risk to the Company or any ERISA Affiliate of incurring any such liability or contingent liability (other than the payment of premiums under Section 4007 of ERISA).

(d)           With respect to each Employee Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code (“Title IV Plans”), the present value of accrued benefits under such plan, based on the actuarial assumptions used for ongoing funding purposes in the most recent actuarial report prepared by the plan’s actuary with respect to such plan did not exceed, as of its latest valuation date, the then current value of assets of such plan allocable to such accrued benefits.

(e)           No Title IV Plan or any trust established thereunder has incurred any “accumulated funding deficiency” (as defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each Title IV Plan prior to the Closing Date.

(f)            Except as listed in Section 4.14(f) of the Company Disclosure Letter, none of the Employee Benefit Plans provides for medical, dental or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA, or (ii) death or retirement benefits under an Employee Benefit Plan qualified under Section 401(a) of the Code.

(g)           None of the Employee Benefit Plans is a multiemployer plan within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plan”) or a “multiple employer plan” within the meaning of Section 3(40) of ERISA.

(h)           Except as contemplated by Section 3.4 of this Agreement or as listed in Section 4.14(h) of the Company Disclosure Letter, neither the negotiation and execution of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with any subsequent events) constitute an event under any Employee Benefit Plan that will or may result in any payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee or former employee of the Company or any of its Subsidiaries in which case will or could reasonably be expected to result in a material liability with respect to the Company or any of its Subsidiaries. Except as set forth in Section 4.14(h) of the Company Disclosure Letter, there is no contract, agreement, plan or arrangement with an employee or former employee of the Company to which the Company or any of its Subsidiaries is a party as of the date of this Agreement that, either individually or collectively and as a result of the transactions contemplated hereby (whether alone or in combination with any subsequent events) would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code.

(i)            Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, with respect to each Employee Benefit Plan established or maintained outside of the United States for the benefit of employees of the Company or any its Subsidiaries residing outside the United States (each, a “Foreign Plan”), the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Effective Time, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Foreign Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations, and any and all amounts required to be accrued with respect to any Foreign Plan or pursuant to any statutory requirements pertaining to employee benefits, mandatory contributions, retirement plans or similar benefits, have been properly and timely accrued, including accruals relating to any severance, termination pay or profit sharing benefits.

(j)            On or prior to the date hereof, the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) has (i) approved each Employee Benefit Plan or other arrangement, understanding or agreement, and each amendment or supplement thereto or modification thereof, pursuant to which any payments have been or are to be made or benefits have been or are to be granted to any officer, director or employee of the Company or any of its Subsidiaries (collectively, the “Compensation Arrangements”) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the 1934 Act and (ii) taken all other action necessary to satisfy the requirements of the nonexclusive safe harbor with respect to such Compensation Arrangements in accordance to Rule 14d-10(d) under the 1934 Act (the approvals and actions referred to in clauses (i) and (ii) above, the “Company Compensation Approvals”). All payments made or to be made and benefits granted or to be granted pursuant to such Compensation Arrangements (A) were, or will be, paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from being performed, by such offer, director or employee and (B) were not, and will not, be calculated based on the number of securities tendered or to be tendered in the Offer by such director, officer or employee. The Company’s Board of Directors has determined that each of the members of the Compensation Committee are, and the members of the Compensation Committee are, “independent directors” in accordance with the requirements of Rule 14(d)-10(d)(2) under the Exchange act and the instructions thereto.

4.15         Insurance.

(a)           Section 4.15(a) of the Company Disclosure Letter lists as of the date hereof, each business property and liability insurance policy, claims handling or service agreement, and broker service agreement maintained by the Company and its Subsidiaries. All of such insurance policies are in full force and effect, and neither the Company nor any Subsidiary is in material default with respect to its obligations under any of such insurance policies. There is no material insurance claim by the Company or any of its Subsidiaries pending under any of the policies. The Company has no knowledge of any threatened termination of, or material premium increase (other than with respect to customary annual premium increases) with respect to, or material alteration of coverage under any insurance policy.

(b)           Section 4.15(b) of the Company Disclosure Letter lists each material insurance claim, if any, made by the Company or any of its Subsidiaries since December 31, 2005 or made earlier and still pending. To the knowledge of the Company, as of the date hereof, no event has occurred, and no conditions or circumstances exists, that (i) would reasonably be expected to give rise to or serve as a basis for any material insurance claim not listed on Section 4.15(b) of the Company Disclosure Letter, or (ii) has materially impaired, or would reasonably be expected to materially impair, any insurance policies maintained by the Company or any of its Subsidiaries.

(c)           The Company’s insurance reserves are reasonable, adequate and are in conformance with GAAP.

4.16         Compliance with Laws; Permits.

(a)           Except as forth in Section 4.16(a) of the Company Disclosure Letter or as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, the Company and each of its Subsidiaries are in compliance in all material respects with all Laws applicable to the Company and its Subsidiaries, including, without limitation, all statutory and regulatory requirements under the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (22 C.F.R. §120 et seq.), the Export Administration Regulations (15 C.F.R. §730 et seq.) and associated executive orders, the Laws implemented by the Office of Foreign Assets Controls, United States Department of the Treasury and the equivalent Laws in any jurisdiction in which the Company or any of its Subsidiaries operate (collectively, the “Export Control Laws”). Except as set forth in Section 4.16(a) of the Company Disclosure Letter or as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its Subsidiaries is under investigation with respect to, nor has the Company or any of its Subsidiaries been threatened in writing to be charged with or been given written notice of any violation of, any applicable Law (including any Export Control Laws) or Permit. Except as set forth in Section 4.16(a) of the Company Disclosure Letter, there is no material audit, inquiry or investigation involving the Company or any of its Subsidiaries by any Governmental Entity pending, or to the Company’s knowledge, threatened. The Company and each of its Subsidiaries has all necessary authority under the Export Control Laws to conduct their respective businesses substantially as they are being conducted as of the date hereof, except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(b)           Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (i) the Company and each of its Subsidiaries has and maintains in full force and effect, and is in compliance with, all Permits necessary for the Company and each of its Subsidiaries to carry on their respective businesses as currently conducted; and (ii) neither the Company nor any of its Subsidiaries has received written notice that the Governmental Entity or the Person issuing or authorizing any such Permit intends to terminate, refuse to renew or reissue any such Permit.

(c)           The Company, the Company’s Subsidiaries, all directors, officers, employees, authorized agents of any of the foregoing and each other Person acting on behalf of the Company or any of its Subsidiaries are in compliance in all material respects with all legal requirements under (i) the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq) and the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such Convention, (ii) all international anti-bribery conventions (other than the convention described in clause (i)), and (iii) all other applicable Laws where any of them do business relating to corruption, bribery, ethical business conduct, money laundering, political contributions, gifts and gratuities, or lawful expenses, to public officials and private persons, and Laws requiring the disclosure of agency relationships or commissions and the anticorruption rules of any international financial institutions with which any of them do business (collectively, the “Anti-Bribery Laws”). Except as set forth in Section 4.16 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any written communication that alleges that the Company, any of its Subsidiaries, any director, officer, employee or authorized agent of any of the foregoing or any other Person acting on behalf of the Company or any of its Subsidiaries is, or may be, in violation of, or has, or may have, any material liability under, the Anti-Bribery Laws.

(d)           Neither the Company nor any of its Subsidiaries is a “Specially Designated National” or other “Blocked Person” identified by the U.S. government, nor a Person that is owned or controlled by or acts on behalf of a “Specially Designated National” or “Blocked Person.”  To the Company’s knowledge, none of the Company’s Affiliates or brokers or any director, officer, employee, nor authorized agent of the Company or any of its Subsidiaries, acting or benefiting in any capacity in connection with this Agreement, and none of the funds or other assets to be transferred hereunder are the property of, or beneficially owned, directly or indirectly, by any “Specially Designated National” or “Blocked Person,” nor are such funds or other assets the proceeds of any specified unlawful activity as defined by 18 U.S.C. § 1956(c)(7). None of the Company or any of its Subsidiaries has engaged in or facilitated any prohibited transactions with an “Specially Designated National” or other “Blocked Person” without proper prior authorization from the U.S. government.

4.17         Environmental Matters. This is the exclusive provision containing representations and warranties relating to environmental matters, except with respect to Section 4.6 herein. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect:

(a)           the Company and its Subsidiaries are in compliance with all applicable Environmental Laws;

(b)           the Company and its Subsidiaries have all Permits required under Environmental Laws to conduct their businesses;

(c)           to the Company’s knowledge, the Company has not caused a Release of Hazardous Substances at any real property that is or was owned or operated by the Company or any of its Subsidiaries, except as would not require remedial action by or result in liability to the Company or any of its Subsidiaries under applicable Environmental Laws; and

(d)           with respect to any alleged violation of, or liability under, any applicable Environmental Laws, no written notice, demand, citation, summons, complaint or order has been received or consent decree or settlement has been entered into by, or is pending against, the Company or any of its Subsidiaries that remains outstanding or unresolved, or, to the knowledge of the Company, is threatened by any Person against the Company or any of its Subsidiaries; and

no penalty been assessed against the Company or any such Subsidiary that remains outstanding or unresolved.

4.18         Affiliated Transactions. No officer, director, stockholder or Affiliate of the Company is a party to any material agreement, contract, commitment or transaction with the Company or any of its Subsidiaries or has any material interest in any material property used by the Company or any of its Subsidiaries.

4.19         Employees.

(a)           Except as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect, (i) the Company and each of its Subsidiaries are in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings and layoffs, immigration, employment discrimination, disability rights or benefits, affirmative action, and wage and hours, (ii) there are no pending claims against the Company or any of its Subsidiaries for workers’ compensation or long-term disability benefits not covered under the Company’s or any of its Subsidiaries’ insurance policies, and (iii) there are no controversies pending or, to the knowledge of the Company, threatened between the Company or any of its Subsidiaries and any of their respective current or former employees, which controversies have resulted or would reasonably be expected to result, in an action, complaint, charge, suit, proceeding, claim, arbitration or investigation before any Governmental Entity. Except as set forth in Section 4.19(a) of the Company Disclosure Letter, as of the date of this Agreement, no employee of the Company or any of its Subsidiaries, at the officer level or above, has given notice to the Company or any of its Subsidiaries that any such employee intends to terminate his or her employment with the Company or any of its Subsidiaries.

(b)           There are no actual, or to the knowledge of the Company, threatened work stoppages, slowdowns, lockouts, labor strikes, material arbitrations or other material labor disputes against the Company or any of its Subsidiaries.

(c)           Except as set forth in Section 4.19(c) of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or any other labor-related agreements or arrangements with any labor union, labor organization or works council; (ii) there are no labor-related agreements, collective bargaining agreements, work rules or practices, or any other labor-related agreements or arrangements that pertain to any of the employees of the Company or any of its Subsidiaries; and (iii) no employees of the Company or any of its Subsidiaries are represented by any labor organization with respect to their employment with the Company or any of its Subsidiaries.

(d)           No labor union, labor organization, works council, or group of employees of the Company or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. The

Company and has no knowledge of any labor union organizing activity with respect to any employees of the Company or any of its Subsidiaries.

(e)           Neither the execution of this Agreement nor the consummation of any of the transactions contemplated hereby will result in any breach of any Labor Agreement.

4.20         Brokerage. Except as set forth in Section 4.20 of the Company Disclosure Letter, no Person is entitled to any investment banking, brokerage, finder’s fee or similar compensation in connection with the transactions contemplated by this Agreement or the Tender and Support Agreement based on any arrangement or agreement made by or on behalf of the Company or any of its Subsidiaries for which Parent or Merger Sub could become liable or obligated.

4.21         Information Supplied.

(a)           Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s stockholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Schedule 14D-9, the preliminary and definitive proxy statement of the Company (collectively, the “Proxy Statement”), if any, to be filed with the SEC for use in connection with the solicitation of proxies from the Company’s stockholders in connection with the Merger and the Stockholders’ Meeting, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act.

(b)           The information with respect to the Company or any of its Subsidiaries that the Company furnishes to Parent in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

(c)           None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Company Disclosure Documents or any supplements or amendments thereto will, at the time of any distribution or dissemination thereof, and the information set forth in Section 4.21(c) of the Company Disclosure Letter does not, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

4.22         Fairness Opinion. The Company’s Board of Directors has received an opinion from its financial advisor, J.P. Morgan Securities Inc., (the “Company’s Financial Advisor”) to the effect that, as of the date of this Agreement, the Offer Price to be received by the holders of the Company Common Stock pursuant to the Offer and the Merger Consideration to be received by the holders of the Company Common Stock pursuant to the Merger is fair from a financial point of view to the holders of Company Common Stock.

4.23         Vote Required. Assuming the accuracy of the representations and warranties set forth in Section 5.9, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to be voted for the adoption of this Agreement (the “Stockholder Approval”) is the only vote of any class or series of the capital stock of the Company required in connection with the consummation of the Merger.

4.24         Takeover Statute. Assuming the accuracy of the representations and warranties of Parent in Section 5.9, the Company’s Board of Directors has taken all actions so that no restrictions contained in any “moratorium,” “control share acquisition,” “business combination,” “fair price,” “interested stockholder,” “stockholder protection,” or other similar anti-takeover Law or regulation, including Section 203 of the DGCL (each, a “Takeover Statute”), and no restrictive provision of the restated certificate of incorporation or bylaws of the Company or of any comparable organizational document of any of the Company’s Subsidiaries, will apply to Parent, Merger Sub, the execution or delivery of this Agreement, the Offer, the Merger or any other transaction contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as expressly set forth in this Agreement, Parent and Merger Sub jointly and severally represent and warrant to the Company that:

5.1           Organization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder.

5.2           Authorization; Valid and Binding Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder and to consummate, on the terms and subject to the conditions of this Agreement, the transactions contemplated by this Agreement, subject to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the date of this Agreement, Parent’s Board of Directors, at a meeting duly called and held, and Merger Sub’s Board of Directors, by written consent, have each approved and adopted this Agreement, the Offer and the Merger. No vote of the stockholders of

Parent is required in connection with the Offer, the Merger and the other transactions contemplated by this Agreement.

5.3           Government Filings; No Violations. Except for (i) the pre-merger notification requirements of the HSR Act, (ii) filings under the ARC and the Cartel Act, (iii) filings under the Securities Act and the Exchange Act, (iv) filings required under the rules of the New York Stock Exchange and (v) the filing of the Certificate of Merger pursuant to the DGCL, the execution and delivery of this Agreement by Parent and Merger Sub do not and the consummation of the transactions contemplated by this Agreement will not (A) conflict with or result in any material breach of, constitute a material default under, result in a material violation of, result in the creation of any material Lien upon any material assets of Parent or Merger Sub, (B) require any material authorization, consent, approval, exemption or other action by or notice to any court or Governmental Entity, (x) conflict with or result in a material breach of the provisions of Parent’s or Merger Sub’s certificate of incorporation or bylaws, (y) conflict with or result in a material breach of any material contract, agreement, lease, mortgage, note, indenture or instrument to which Parent or Merger Sub or any of their respective Subsidiaries is a party or by which they are bound, or (z) conflict with or result in a material breach of any Law to which Parent or Merger Sub is subject. Neither Parent nor Merger Sub is subject to any outstanding judgment, order or decree of any court or Governmental Entity that could prohibit or adversely affect its respective ability to enter into this Agreement or consummate the transactions contemplated by this Agreement.

5.4           Litigation. There are no actions, suits, claims, investigations, arbitrations or proceedings pending or, to Parent’s knowledge, threatened against Parent or Merger Sub before or by any court, arbitrator or Governmental Entity that, either individually or in the aggregate, would materially and adversely affect Parent’s or Merger Sub’s ability to consummate the transactions contemplated by this Agreement.

5.5           Brokerage. Other than Merrill Lynch & Co. and Rothchild Inc., no Person is entitled to any investment banking, brokerage, finder’s fee or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Parent, Merger Sub or any of their Subsidiaries.

5.6           Sufficient Funds. Parent has, or will have prior to the expiration of the Offer, sufficient cash, cash equivalents, available lines of credit or other sources of immediately available funds to satisfy its obligation to cause Purchaser to pay for shares of Company Common Stock pursuant to the Offer and to cause the Surviving Corporation to pay the Merger Consideration.

5.7           Information Supplied.

(a)           The Schedule TO, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form and substance in all material respects with the applicable requirements of the Exchange Act and, at the time of such filing, at the time of such distribution or dissemination and at the time of consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company or any of its Subsidiaries or any of their respective directors, officers or Affiliates for inclusion or incorporation by reference in the Schedule TO and the Offer Documents.

(b)           The information supplied or to be supplied by or on behalf of Parent and Merger Sub for inclusion or incorporation by reference in the Company Disclosure Documents will not contain, at the time of filing of such Company’s Disclosure Document with the SEC and in the case of the Proxy Statement, on the date of the Proxy Statement is first mailed to the Company’s stockholders and at the time of the Stockholders’ Meeting, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

5.8           Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted and will conduct its operations prior to the Effective Time only as contemplated by this Agreement. All shares of capital stock of Merger Sub are owned directly by Parent.

5.9           Interested Stockholder. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is, as of the date hereof, or has been within the last three years, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.

ARTICLE VI

CERTAIN PRE-CLOSING COVENANTS

6.1           Conduct of the Business. The Company covenants and agrees as to itself and its Subsidiaries that, from the date of this Agreement and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement, including the matters set forth in Section 7.5, as required by Law or to the extent Parent shall otherwise consent in writing, which decision regarding any such consent shall not be unreasonably withheld, conditioned or delayed:

(a)           the Company shall, and shall cause each of its Subsidiaries to, conduct their businesses in all material respects only in the ordinary and usual course consistent with past practice and each of the Company and its Subsidiaries shall use its respective commercially reasonable efforts (i) to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, lessors, employees and business associates, (ii) to maintain and keep material properties and assets in good repair and condition and free from all Liens and encumbrances except Permitted Liens, (iii) to maintain in effect all material governmental Permits pursuant to which it currently operates; and (iv) to timely file, without regard to extensions available under Rule 12b-25 of the Exchange Act, all filings with the SEC; and

(b)           the Company shall not, and shall not permit any of its Subsidiaries to,

(i) issue, deliver, sell, redeem, purchase, grant, pledge, transfer, subject to any Lien or otherwise dispose of, any shares of its or any Subsidiary’s capital stock or any rights, options, warrants or other securities of the Company or any of its Subsidiaries (other than upon conversion of any of the Notes or the exercise of Company Options outstanding on the date hereof);

(ii) effect any recapitalization, reclassification, stock dividend, stock split or like change in its capitalization;

(iii) amend its or any of its Subsidiaries’ certificates or articles of incorporation or bylaws (or equivalent organizational documents);

(iv) amend any term of any capital stock of the Company or any of its Subsidiaries (in each case, whether by merger, consolidation or otherwise);

(v) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any capital stock of the Company or any of its Subsidiaries, other than dividends and distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent;

(vi) take any action that would result in any amendment, modification or change of any term of, or material default under, any indebtedness of the Company or any of its Subsidiaries;

(vii) adopt a plan or agreement of, or resolutions providing for or authorizing, the complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(viii) incur any capital expenditures or any obligations or liabilities in respect thereof, except for those contemplated by the capital expenditure budget for the Company and its Subsidiaries set forth in Section 6.1(b)(viii) of the Company Disclosure Letter;

(ix) sell, lease, license, pledge, transfer, subject to any Lien or otherwise dispose of any of its material assets or properties except (A) sales of inventory or used equipment in the ordinary course of business consistent with past practice, (B) the incurrence of Permitted Liens in the ordinary course of business consistent with past practice, (C) any license or disposition of Company Intellectual Property Rights in the ordinary course of business, or (D) pursuant to existing Contracts or Government Contracts;

(x) dispose of, grant, or permit to lapse any Company Intellectual Property Rights, or dispose of or disclose to any Person, other than representatives of Parent, any trade secret;

(xi) except as (A) contemplated by this Agreement, (B) required by applicable Law or (C) required by an Employee Benefit Plan or Contract currently binding on the Company or its Subsidiaries, (1) increase or commit to increase, in any manner, the amount of compensation (including any equity or equity-based awards) or fringe benefits of or pay any bonus to any director, officer, employee or consultant of the Company or any Subsidiary of the Company, except in the ordinary course of business, consistent with past practice (other than granting equity or equity-based awards) and except as relating to newly hired non-officer employees whose annual compensation per employee is less than $125,000 (each, a “New Hire”), (2) grant severance or termination pay to any director, officer, employee or consultant of the Company or any Subsidiary of the Company, except with respect to New Hires or any existing non-officer employee to whom less than three months of severance or termination pay is to be provided, (3) make any increase in or commitment to increase, in any material respect, any benefits (including severance or termination pay) provided under any Employee Benefit Plan (including any severance plan), adopt or amend (except as reasonably determined by the Company to be required by applicable Law, including modifications that are necessary or desirable to comply with Section 409A of the Code) or make any commitment to adopt or amend any Employee Benefit Plan or make any contribution, other than regularly scheduled contributions, to any Employee Benefit Plan, (4) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of Company Options, or reprice any Company Options or authorize cash payments in exchange for any Company Options, (5) enter into any employment or indemnification agreement with any director, officer, employee or consultant of the Company or any Subsidiary of the Company or enter into any collective bargaining agreement, or (6) take any action to fund or in any way secure the payment of compensation or benefits under any Employee Benefit Plan; in the event the consent of Parent is required under this Section 6.1(b)(xi), the Company shall contact Frank Tempesta or John Condon at Parent and Parent shall respond to such request for consent within two business days or the Company may proceed with the action requested;

(xii) make any change in any method of accounting principles, method or practices, except for any such change required by reason of a concurrent change in GAAP or Regulation S-X under the Exchange Act (as authorized by the Company’s independent auditor);

(xiii)enter into any Contract or relinquish or terminate any Contract or other right, in any individual case with an annual value in excess of $500,000 or an aggregate value in excess of $2,500,000, other than in the ordinary course of business consistent with past practices;

(xiv) enter into any Government Contract or relinquish or terminate any Government Contract, other than in the ordinary course of business consistent with past practices;

(xv) other than immaterial or de minimis provisions or covenants, agree to any exclusivity, non-competition or similar provision or covenant restricting the Company or any of its Subsidiaries from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right is required to be given or lost as a result of so competing or engaging, or which would have any such effect on Parent or any of its Affiliates after the consummation of the Offer or the Effective Time;

(xvi)(A) change any Tax accounting methods, policies or practices of the Company or any of its Subsidiaries except as required by a change in Law, (B) make, revoke, or amend any material Tax election of the Company or any of its Subsidiaries, or with respect to the assets of the Company or any of its Subsidiaries, (C) file any amended Tax Return or claim for refund of the Company or any of its Subsidiaries, or with respect to the assets of the Company or any of its Subsidiaries, or (D) other than as otherwise set forth in Section 6.1(b)(xvi) of the Company Disclosure Letter, (1) enter into any closing agreement affecting any material Tax liability or refund of the Company or any of its Subsidiaries, or with respect to the assets of the Company or any of its Subsidiaries, (2) settle or compromise any material Tax liability or refund of the Company or any of its Subsidiaries, or with respect to the assets of the Company or any of its Subsidiaries, or (3) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax of the Company or any of its Subsidiaries, or with respect to the assets of the Company or any of its Subsidiaries;

(xvii) other than as set forth in Section 6.1(b)(xvii) of the Company Disclosure Letter, institute, settle, or agree to settle any material Proceeding pending or threatened by or before any arbitrator, court or other Governmental Entity;

(xviii) make any acquisition of, or investment in, assets or stock (whether by way of merger, consolidation, tender offer, share exchange or other activity) in any Person that is not a wholly owned Subsidiary of the Company; or

(xix) authorize, resolve, commit or agree to take any of the foregoing actions.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1           Stockholder Meeting; Proxy Material; Short-Form Merger.

(a)           If the Stockholder Approval is required under the DGCL in order to consummate the Merger other than pursuant to Section 253 of the DGCL, then, (i) in accordance with the DGCL, the Company’s restated certificate of incorporation and bylaws, the Company, in consultation with Parent, shall establish a record date (which will be as promptly as reasonably practicable following the consummation of the Offer) for, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders’ Meeting”) as promptly as practicable after the consummation of the Offer, for the purpose of voting on the matters requiring the Stockholder Approval; provided that (A) if the Company is unable to obtain a quorum of its stockholders at such time, the Company may extend the date of the Stockholders’ Meeting by no more than 10 Business Days and the Company shall use commercially reasonable efforts during such 10 Business-Day period to obtain such a quorum as soon as practicable, and (B) the

Company may delay the Stockholder’s Meeting to the extent (and only to the extent) the Company reasonably determines that such delay is required by the DGCL, the Company’s certificate of incorporation or bylaws; and (ii) subject to Section 7.5(d), the Company’s Board of Directors shall advise and recommend unanimously (other than one recused director) to its Stockholders that the stockholders of the Company grant the Stockholder Approval and use commercially reasonable efforts to obtain the Stockholder Approval, and the Company shall otherwise comply with the DGCL in connection with the Stockholders’ Meeting.

(b)           If Stockholder Approval is required under the DGCL in order to consummate the Merger other than pursuant to Section 253 of the DGCL, then, in accordance with DGCL, the Company’s certificate of incorporation and bylaws, as promptly as reasonably practicable after the consummation of the Offer, the Company and Parent shall prepare jointly and the Company shall file with the SEC a preliminary Proxy Statement and all other proxy materials for such meeting. Subject to Section 7.5(d), the Company shall include in the Proxy Statement the unanimous recommendation of the Company’s Board of Directors to the stockholders of the Company to grant the Stockholder Approval and the written opinion of the Company’s Financial Advisor, dated as of the date hereof. The Company and Parent, as the case may be, shall furnish all information concerning it as the other party hereto may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement. As promptly as reasonably practicable after any comments are received from the SEC thereon (or upon notice from the SEC that no such comments will be made), the Company shall, jointly with Parent, prepare and file any required amendments to, and the definitive, Proxy Statement with the SEC. The Company shall promptly provide Parent and its counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments or other communications, and (ii) a reasonable opportunity to participate in the response of the Company to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC. Whenever any event occurs that is required to be set forth in an amendment or supplement to the definitive Proxy Statement, the Company shall promptly inform Parent of such occurrence and shall, jointly with Parent, prepare and file with the SEC or its staff, and/or mail to stockholders of the Company, such amendment or supplement. The Company shall provide Parent and its counsel with a reasonable opportunity to review and comment on the preliminary Proxy Statement and any amendment or supplement thereto prior to filing such with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company shall provide Parent with a copy of all such filings made with the SEC. The Company will promptly cause the definitive Proxy Statement to be mailed to its stockholders at the earliest practicable time after the definitive Proxy Statement is filed with the SEC. Subject to Section 7.5(e), the Company will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption and approval of this Agreement and the approval of the Merger.

(c)           Notwithstanding any provision of this Agreement to the contrary, if Parent, Merger Sub or any other Subsidiary of Parent shall acquire at least 90% of the then outstanding Company Shares pursuant to the Offer, through exercise of the Top Up Option or otherwise, the parties hereto shall take all necessary and appropriate action to cause the Merger to be effective as soon as practicable after such acquisition without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

7.2           Access to Information; Confidentiality. Subject to (i) applicable Law, (ii) any attorney client, attorney work product and other legal privilege, and (iii) any confidentiality agreements to which the Company is a party or subject and which agreements are in existence on the date of this Agreement, the Company will provide and will cause its Subsidiaries and its and their respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors and agents and other representatives (collectively, “Representatives”) to provide Parent, Merger Sub and their financing sources and respective authorized Representatives, during normal business hours and upon reasonable advance notice, access to the offices, properties, books, records and management of the Company and its Subsidiaries (including continued access to the Merrill Datasite on-line data room) (so long as such access does not unreasonably interfere with the operations of the Company) as Parent or Merger Sub may reasonably request; provided, however, that, access for the purposes of conducting an environmental assessment or investigation of the properties shall be limited to the performance of a Phase I environmental assessment by an environmental consultant retained by Parent or Merger Sub or their Representatives, at their sole cost and expense, and reasonably acceptable to the Company, that meets the United States Environmental Protection Agency’s “Standards and Procedures for All Appropriate Inquiry” and the ASTM, Standard Practice for Environmental Site Assessments: Phase I Environmental Site Assessment Process, E 1527 05. In no event shall any Phase I environmental assessment involve any intrusive testing or sampling of the soil, groundwater or other environmental media without the prior written consent of the Company. A copy of all such Phase I environmental reports shall be provided to the Company promptly upon completion. With respect to any information disclosed pursuant to this Section 7.2, each of the parties shall comply with, and shall cause each of its Representatives to comply with, all of its obligations under the Confidentiality Agreement.

7.3                                 Contact with Employees. Prior to the Closing, each of Parent and Merger Sub shall not, and shall cause their respective Representatives and Affiliates to not, contact or otherwise communicate with the employees (other than senior executives) of the Company and its Subsidiaries regarding the business of the Company, this Agreement and the transactions contemplated hereby without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed.

7.4           Rule 14d-10(d). Prior to the scheduled expiration date of the Offer (as it may be extended hereunder), the Company (acting through its Compensation Committee) will take all such steps as may be required to cause any Compensation Arrangements entered into by the Company or any of its Subsidiaries since January 1, 2007 (including under Section 3.4) to be approved or ratified (to the extent not previously so approved or ratified) as “employment compensation, severance or other employee benefit arrangement” by the Compensation Committee comprised solely of “independent directors” (as described in the last sentence of Section 4.14(j)) of the Company in accordance with Rule 14d-10(d)(2) under the Exchange Act for purposes of satisfying the requirements of the non-exclusive safe-harbor set forth in Rule

14d-10(d) of the Exchange Act. Prior to the Effective Time, neither the Company’s Board of Directors nor the Compensation Committee shall withdraw, nor permit the withdrawal of, the Company Compensation Approvals.

7.5           No Solicitations of Transactions.

(a)           Neither the Company nor any of its Subsidiaries nor any of the officers, directors or employees of the Company or its Subsidiaries shall, and the Company shall instruct and use its reasonable best efforts and act in good faith to cause its other Representatives not to, directly or indirectly, (i) solicit, initiate, induce, encourage or knowingly facilitate any inquiry with respect to, or the making, submission or announcement of, any proposal that constitutes or is reasonably likely to lead to an Acquisition Proposal, (ii) participate in, induce, or encourage any discussion or negotiations regarding, or furnish to any Person any information with respect to, the Company or its Subsidiaries in connection with any proposal that constitutes or may be reasonably likely to lead to an Acquisition Proposal, (iii) amend or grant any waiver or release under, and use its commercially reasonable efforts to enforce, any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, (iv) approve any transaction under (other than this Agreement, the Offer, the Merger and the transactions contemplated hereby), or any Person (other than Parent or Merger Sub) becoming an “interested stockholder” under, Section 203 of the DGCL, or (v) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Acquisition Proposal, other than any confidentiality agreement entered into in accordance with Section 7.5(b)(iii). The Company and its Subsidiaries and their officers, directors and employees will immediately cease, and the Company shall instruct and cause its Representatives to cease, any and all existing discussions or negotiations with any Person with respect to an Acquisition Proposal. The Company shall instruct and use its commercially reasonable efforts to cause any Person (other than Parent or Merger Sub) in possession of non-public information with respect to the Company or any of its Subsidiaries that was furnished by or on behalf of the Company or any of its Subsidiaries any time after January 1, 2007 with respect to any possible Acquisition Proposal or other possible significant transaction, to return or destroy promptly after the date of this Agreement (and ensure destruction of) all such information.

(b)           Notwithstanding the provisions of Section 7.5(a), prior to the acceptance for payment of Company Shares pursuant to the Offer (and in no event after such time), the Company may, in response to an unsolicited, written bona fide Acquisition Proposal from a Person that the Company’s Board of Directors determines in good faith, after consultation with a nationally recognized, independent financial advisor and the Company’s outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Proposal, furnish information to, or enter into discussions or negotiations with, such Person; provided that (i) the Company has first given Parent a written notice that states that the Company has received such Acquisition Proposal and includes the information set forth in Section 7.5(c) and thereafter continues to comply with Section 7.5(f), (ii) such Acquisition Proposal was made after the date of this Agreement and did not otherwise result from a breach of this Section 7.5, (iii) the Company shall have received from such Person an executed confidentiality agreement in reasonably customary form relating to the confidentiality of information to be provided to such Person and containing terms which shall not be any less protective to the Company than the terms of the Confidentiality Agreement (a copy of which shall be promptly provided after its execution to Parent) and (iv) the Company’s Board of Directors shall have determined in good faith, after consultation with the Company’s outside legal counsel, that failure to take such action would reasonably be likely to constitute a violation of its fiduciary duties under applicable Law. Contemporaneously with furnishing any information to such Person, the Company shall furnish such information to Parent (or, with respect to any such information that has previously been furnished to Parent or its Representatives, a list identifying such information).

(c)                                  As promptly as practicable (and, in any event, within 24 hours) after receipt of an Acquisition Proposal or any request for information or any discussions or inquiries which is reasonably likely to lead to an Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request, discussion or inquiry, and the identity of the Person or group making such Acquisition Proposal, request, discussion or inquiry, and a copy of all written materials provided in connection with any such Acquisition Proposal, request, discussion or inquiry. After receipt of such Acquisition Proposal, request, discussion or inquiry, the Company shall promptly keep Parent informed in all material respects of the status and details (including changes or proposed changes to the economic terms and any other material amendments or proposed material amendments and any withdrawals or abandonment) of any such Acquisition Proposal, request, discussion or inquiry and shall promptly provide to Parent a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request, discussion or inquiry.

(d)                                 Neither the Company’s Board of Directors nor any committee thereof shall (i) fail to make the Board Recommendation, (ii) withdraw or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw or modify in a manner adverse to Parent or Merger Sub, the Board Recommendation (it being understood that, subject to Section 7.5(g), taking a neutral position or no position with respect to any Acquisition Proposal shall be considered an adverse modification), (iii) approve, recommend or otherwise declare advisable, or publicly propose to approve or recommend, an Acquisition Proposal (any of the actions described in the foregoing clauses (i), (ii) and (iii), a “Change of Recommendation”).

(e)                                  Notwithstanding anything to the contrary contained in this Agreement, subject, in the case of subsection (ii) below, to compliance with Sections 7.5(a), (b), (c) and (f), the Company’s Board of Directors may, (i) make a Change of Recommendation or (ii) terminate this Agreement pursuant to Section 9.1(e) prior to the first acceptance of Company Shares pursuant to the Offer upon (A) the Company’s substantially concurrent entry into a definitive agreement for the consummation of a Superior Proposal and (B) payment by the Company of the Company Termination Fee in accordance with the terms of Section 9.2(b); provided, however, that the Company’s Board of Directors shall have determined in good faith, after consultation with the Company’s outside legal counsel, that failure to take such action would reasonably be likely to constitute a violation of its fiduciary duties under applicable Law.

(f)                                    The Company’s Board of Directors shall not take an action described in Section 7.5(e)(ii) unless (i) the Company promptly notifies Parent and Merger Sub, in writing at least three Business Days before taking that action, of its intention to do so in response to the receipt by the Company of a Superior Proposal, attaching the most current version of any proposed agreement and a detailed summary of the material terms of any such proposal and the identity of the offeror, and (ii) Parent or Merger Sub does not make, within such three-Business-Day period, an offer that is at least as favorable to the stockholders of the Company, as determined by the Board of Directors of the Company in good faith (after consultation with the Company’s Financial Advisor), as such Superior Proposal (it being understood that the Company shall not take any action described in Section 7.5(e) during such three-Business-Day period, and that any amendment to the economic terms or other material terms of such Superior Proposal shall require a new written notification from the Company and an additional three-Business-Day period).

(g)                                 Nothing contained in this Agreement shall prohibit the Company’s Board of Directors from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act if the Company’s Board of Directors determines, after consultation with the Company’s outside legal counsel, that failure to so disclose such position would result in a violation of applicable Law; provided, however, that any such disclosure that (i) does not reaffirm the Board Recommendation, (ii) with respect to any such disclosure relating to an Acquisition Proposal, goes beyond a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, or (iii) does not expressly reject such Acquisition Proposal, shall be deemed a Change of Recommendation.

7.6                                 Regulatory Filings.

(a)                                  The parties shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Entity is required, or any actions, consents, approvals or waivers are required to be obtained from any parties to any Contracts or Government Contracts, in connection with the consummation of the transactions contemplated by this Agreement. Subject to the terms of this Agreement, each of the parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to accomplish the following:  (i) obtaining all necessary waivers, consents, approvals, orders and authorizations from any Governmental Entity and the making of all necessary filings, applications, notices or petitions and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (ii) obtaining all necessary consents, approvals or waivers from third parties and (iii) defending any suits, claims, actions, investigations or proceedings, whether judicial or administrative, challenging this Agreement or enjoining, prohibiting, preventing or restraining the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated, reversed or lifted or seeking to have overturned any decree, judgment, injunction or other order that prohibits, prevents or restrains consummation of the transactions contemplated by this Agreement.

(b)                                 The parties shall as promptly as reasonably practicable after the date of this Agreement and in any event within 10 Business Days after the date of this Agreement prepare and file all necessary documentation, effect all necessary applications, notices, petitions and filings, including, without limitation, (i) Notification and Report Forms with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice, as required under the HSR Act and (ii) notifications as required under the ARC and the Cartel Act, and use all reasonable best efforts to cause the expiration or termination of the applicable waiting period under the HSR Act and to obtain the required approvals under the ARC and the Cartel Act. The parties shall promptly supply each other with any information which may be required in order to effectuate any such filing, application, notice or petition. Each of the Company, Merger Sub and Parent will notify the other promptly upon the receipt of:  (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto, and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filing, application, notice or petition made pursuant to, or information provided to comply in all material respects with, any Law. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing, application, notice or petition made pursuant to this Section 7.6(b), the Company, Parent or Merger Sub, as the case may be, will promptly inform the others of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement. Except where prohibited by applicable Law, and subject to Section 7.2, each of the Company, Parent and Merger Sub shall consult with the others prior to taking a position with respect to any such filing, application, notice or petition, shall permit the other to review and discuss in advance, and consider in good faith the views of the others in connection with any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party hereto in connection with any investigations or proceedings in connection with this Agreement or the transactions contemplated hereby (including under any antitrust Law), coordinate with the other in preparing and exchanging such information and promptly provide the others (and their counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations) made by such party with any Governmental Entity in connection with this Agreement or the transactions contemplated by this Agreement, provided that with respect to any such filing, presentation or submission, each of the Company, Parent and Merger Sub need not supply the others (or their respective counsel) with copies (or in case of oral presentations, a summary) to the extent that any applicable Law requires such party or its Subsidiaries to restrict or prohibit access to any such information. To the extent reasonably practicable, neither the Company, Parent nor Merger Sub shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive communication with any Governmental Entity in respect of any such filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and to the extent permitted by applicable Law and the applicable Governmental Entity, without giving the other parties the opportunity to attend or participate.

(c)                                  Notwithstanding anything in this Agreement to the contrary, Parent shall promptly use its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including the defense through litigation on the merits of any claim asserted by any court, agency or other proceeding by any Person or Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions.

7.7                                 Certain Notices. From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, subject to applicable Law, each of the Company and Parent shall promptly notify the other party of (a) the occurrence, or non-occurrence, of any event that would be likely to cause any condition to the obligations of any party to effect the Offer and the Merger and the other transactions contemplated by this Agreement not to be satisfied, or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement that would reasonably be expected to result in any condition to the obligations of any party to effect the Offer, the Merger and the other transactions contemplated by this Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 7.7 shall not cure any breach of any representation or warranty, the failure to comply with any covenant, the failure to meet any condition or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

7.8                                 Public Announcements. Parent and the Company shall consult with each other before issuing any press release or other public announcement, or scheduling any press conference or conference call with investors or analysts, with respect to the Offer, the Merger or this Agreement and shall not issue any such press release prior to such consultation and approval, except as may be required by applicable Law or any listing agreement related to the trading of the shares of either party on any securities exchange, in which case the party proposing to issue such press release or make such public announcement, or schedule a press conference or conference call with investors or analysts, shall use commercially reasonable efforts to consult in good faith with the other party before issuing any such press release, making any such public announcement, or scheduling any such press conference or conference call with investors or analysts; provided, however, that each of Parent and the Company may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by Parent and the Company and do not reveal non-public information regarding the other party.

7.9                                 Indemnification of Directors and Officers.

(a)                                  At all times after the acceptance for payment of any Company Shares pursuant to the Offer, the Company (and from and after the Effective Time, the Surviving Corporation) shall, to the fullest extent permitted under applicable Law and the Company’s restated certificate of incorporation and bylaws as of the date hereof, (i) indemnify and hold harmless, (A) each present and former director and officer of the Company and its Subsidiaries, and (B) each employee named in Section 10.2(d) herein (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters or in connection with the fact that such Indemnified Party is or was an officer, director, or fiduciary of the Company, or of another entity if such service was at the request or for the benefit of the Company, for acts or omissions existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; and (ii) advance expenses in the defense of any such proceeding as incurred, provided the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if a court of competent jurisdiction determines, by final, nonappealable order, that such Indemnified Party is not entitled to indemnification.

(b)                                 For six years from the Effective Time, Parent shall, or shall cause the Surviving Corporation to, cause to be maintained in effect for the benefit of the Company’s directors and officers an insurance and indemnification policy with an insurer with a Standard & Poor’s rating of at least A that provides coverage for acts or omissions occurring prior to the Effective Time (the “D&O Insurance”) covering each such person currently covered by the officers’ and directors’ liability insurance policies of the Company on terms with respect to coverage and in amounts no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for the D&O Insurance in excess of 200% of the annual premium most recently paid by the Company prior to the date hereof for such coverage (which amount is set forth in Section 7.9(b) of the Company Disclosure Letter); provided, further, that if the annual premiums for such insurance coverage exceed 200% of such annual premium, Parent shall obtain a policy with the greatest coverage available for a cost not exceeding such amount. Parent may satisfy its obligations under this Section 7.9(b) by purchasing a “tail” policy from an insurer with a Standard & Poor’s rating of at least A under the Company’s existing directors’ and officers’ insurance policy, which (i) has an effective term of six years from the Effective Time, (ii) covers each person currently covered by the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms that are no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement.

(c)                                  Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect in the Surviving Corporation’s (or any successor’s) certificate of incorporation and bylaws provisions with respect to indemnification and advancement of expenses, with respect to acts or omissions existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, that are at least as favorable to the present or former directors and officers of the Company as those contained in the Company’s restated certificate of incorporation and bylaws as in effect on the date of this Agreement. The obligations of Parent and the Surviving Corporation under this Section 7.9 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 7.9 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 7.9 applies shall be third-party beneficiaries of this Section 7.9).

(d)                                 The provisions of this Section 7.9 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

(e)                                  In the event that the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation, as the case may be, honor the indemnification and other obligations set forth in this Section 7.9.

7.10                           Employee Benefits.

(a)                                  As of the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor, all Employee Agreements, the Change in Control Retention and Severance Plan, the MIP, the Incentive Compensation Arrangements and all other Employee Benefit Plans in accordance with their terms as in effect immediately before the Effective Time. In addition, in connection with the MIP, Parent expressly agrees that it shall calculate and pay the benefit awards payable to each employee participating in the MIP with respect to the 2007 calendar year pursuant to the formula and performance metrics as specified on Section 7.10(a) of the Company Disclosure Letter. Within ten days after the Effective Time, the Company shall provide a cash payment to each employee participating in the Company’s 2006 Long-Term Incentive Plan in settlement of each such employee’s long-term incentive cash award under such plan based on service through the Effective Time with the names of each participant and corresponding target amount listed on Section 7.10(a) of the Company Disclosure Letter.

(b)                                 As of the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to continue to honor the Labor Agreements pursuant to the terms of such Labor Agreements.

(c)                                  For the period beginning on the Effective Time and ending on December 31, 2008 (or such longer period as may be required under applicable Law), Parent shall provide, or shall cause to be provided, to current and former employees of the Company and its Subsidiaries whose terms and conditions of employment are not subject to a Labor Agreement (the “Company Non-Union Employees”) compensation and employee benefits (including, without limitation, short and long-term incentive plans, 401(k) and pension plans and health and welfare plans) that are, in the aggregate, substantially comparable to those provided to the Company Non-Union Employees immediately before the Effective Time; provided, however, as of the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor the accrued but un-used vacation paid time off listed by individual as of September 21, 2007, plus any additional amounts accrued through the Effective Time, in Annex A to Section 7.10(c) of the Company Disclosure Letter for each Company Non-Union Employee and shall either (i) provide vacation paid time off benefits to such employees during the period through December 31, 2008 that are identical to the vacation paid time off benefits provided by the Company and its Subsidiaries to such employees as of the Effective Time or (ii) pay out such benefits on or before

December 31, 2008, if the vacation time off is not taken by such date. For the period beginning on the Effective Time and ending on the third anniversary thereafter (“Health Care Extension Period”), Parent shall provide, or shall cause to be provided, to each individual listed in Section 7.10(c) of the Company Disclosure Letter, group medical and dental care coverage that is substantially comparable, in the aggregate, to the coverage provided to each such individual by the Company immediately prior to the Effective Time and with continued coverage under the same supplemental policy listed in Section 7.10(c) of the Company Disclosure Letter (“Supplemental Policy”) in effect immediately prior to the Effective Time (together, the “Health Care Arrangement”). Nothing in this Agreement shall prevent the amendment or termination of a particular Employee Benefit Plan (subject to applicable Law and the requirements of this Section 7.10); provided, however, that, the Change in Control Retention and Severance Plan and the Health Care Arrangement may not be amended or terminated prior to the end of the Health Care Extension Period.

(d)                                 As of the Effective Time, Parent shall cause to be provided, to current and former employees of the Company and its Subsidiaries whose terms and conditions of employment are subject to a Labor Agreement (the “Company Union Employees”), compensation and employee benefits in accordance with the terms and conditions of the Labor Agreement applicable to such employees then in effect.

(e)                                  For all purposes (other than benefit accrual but including accrual under the vacation time off plans) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Non-Union Employees after the Effective Time (collectively, the “New Plans”), except as would result in a duplication of benefits, each Company Non-Union Employee shall be credited with all years of service and, as applicable, seniority status for which such Company Non-Union Employee was credited before the Effective Time under any similar Employee Benefit Plan. In addition and without limiting the generality of the foregoing:  (i) each Company Non-Union Employee shall be immediately eligible to participate, without any waiting time or satisfaction of any other eligibility requirements, in any and all New Plans to the extent that (A) coverage under such New Plan replaces coverage under an Employee Benefit Plan in which such Company Non-Union Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (B) such Company Non-Union Employee has satisfied all applicable waiting time and other eligibility requirements of the Old Plan that is being replaced by the New Plan; and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Non-Union Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and any expenses incurred by any Company Non-Union Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(f)                                    Prior to December 31, 2007 (or, in any event, prior to the Effective Time), the Company shall amend all Employee Benefit Plans to the extent required to avoid any penalties under Section 409A of the Code (each such amendment, a “409A Amendment”).

7.11                           Facility Closings; Employee Layoffs. For a period of 90 days after the Closing Date, if Parent or the Surviving Corporation shall terminate any employees of the Company or any of its Subsidiaries in such numbers as would trigger any liability under the Worker Adjustment, Retraining and Notification Act, 29 U.S.C. § 2101, et seq. (“WARN”) or any state plant closing or severance law, Parent shall cause the Surviving Corporation and its Subsidiaries to comply with any notice or filing requirements under WARN and any state plant closing or severance law.

7.12                           Takeover Laws. The Company shall, upon the request of Parent or Merger Sub, (i) take all reasonable steps to exclude the applicability to the Offer or the Merger or any other transaction contemplated hereby of any Takeover Statute, and (ii) assist in any challenge by Parent or Purchaser to the validity, or the applicability to the Offer, the Merger or any other transaction contemplated by this Agreement, of any Takeover Statute.

7.13                           Notes.

(a)                                  The Company shall elect to pay in cash any applicable make-whole premiums payable to holders of the Notes that becomes due in connection with this Agreement or the transactions contemplated hereby.

(b)                                 The Company shall timely deliver all notices required to be delivered, and timely take all actions required to be taken, by the indenture, dated as of September 15, 2004 (the “Indenture”), by and among the Company, AAI Corporation, a Delaware corporation and a wholly owned subsidiary of the Company, and the U.S. Bank National Association, a national banking association organized and existing under the laws of the Unites States, as trustee (the “Trustee”), in respect of the Offer, the Merger or the other transactions contemplated hereby. The Company shall provide Parent, Merger Sub and their counsel with a reasonable opportunity to review and comment on all such notices and other communications to holders of the Notes, the Trustee or any depository, prior to their delivery, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel. The Company shall provide Parent with copies of all such notices and other communications. The Company shall provide Parent and Merger Sub with advance notice of any election proposed to be made by the Company under the Indenture, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Merger Sub and their counsel regarding any such election. The Company shall not cause or permit a Default (as such term is defined in the Indenture) or Event of Default (as such term is defined in the Indenture) to occur prior to the Effective Time. The Company shall promptly provide Parent, Merger Sub and their counsel with (i) any communications, whether written or oral, that the Company or its counsel may receive from any holder of the Notes, the Trustee or any depository promptly after receipt of those communications, and (ii) a reasonable opportunity to participate with the Company or its counsel in any material discussions or meetings with any holder of the Notes, the Trustee or any depository.

(c)                                  At the request of Parent (the “Cash Election Request”), the Company (i) shall elect to satisfy all or a portion of any Notes surrendered for conversion after the first acceptance of Company Shares pursuant to the Offer in cash and (ii) shall promptly notify the holders of the Notes and the Trustee of such election in accordance with the terms of the Indenture. If Parent makes such Cash Election Request, Parent shall lend or cause to be lent to the Company funds sufficient to pay the Conversion Obligation (as defined in the Indenture) that becomes due and payable under the Indenture in connection with surrender of Notes for conversion by the holders thereof after the first acceptance of Company Shares pursuant to the Offer, such loan to be made at an interest rate equal to or less than the interest rate payable under, and on terms substantially comparable to the terms of, the Revolving Credit Agreement.

(d)                                 At Parent’s sole option and discretion, Parent may cause Merger Sub to commence a tender offer to purchase all or a portion of the outstanding Notes (the “Notes Offer”) upon such terms and conditions as Parent may determine in its sole discretion. The Company hereby consents to the Notes Offer and agrees to promptly furnish to Parent and Merger Sub in writing all information concerning the Company and its Subsidiaries or the Notes that may be required by applicable Laws or reasonably requested by Parent or Merger Sub for inclusion in any documents disseminated to holders of the Notes, the trustee or the depositary with respect to a Notes Offer. Each of Parent, Merger Sub and the Company agrees promptly to correct any information provided by it for use in the any such documents if and to the extent that such information shall have become false or misleading in any material respect. The Company shall promptly direct the Trustee to furnish Parent with a list of all holders of the Notes and any available listing or computer file containing the names and addresses of all record holders of Notes and lists of securities positions of Notes held in depositaries, in each case as of the most recent practicable date, and shall provide to, or cause the Trustee to provide to, Parent such additional information (including updated lists of holders of the Notes and lists of securities positions) and such other assistance as Parent may reasonably request in connection with any such Notes Offer.

7.14                           Obligations of Merger Sub. Parent shall cause Merger Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement. Parent hereby guarantees the payment by Merger Sub of any amounts payable by Merger Sub pursuant to the Offer or otherwise pursuant to this Agreement.

7.15                           Voting of Shares. Parent shall vote any Company Shares beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Stockholders’ Meeting.

7.16                           Section 16 Matters. Prior to the Effective Time, the Board of Directors of the Company or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act of shares of Company Common Stock or Company Stock Options pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16 of the Exchange Act.

7.17                           Stockholder Litigation. In connection with any stockholder litigation which may be brought against the Company or its directors relating to any of the transaction contemplated by this Agreement, the Company shall keep Parent and Merger Sub, and any counsel which Parent and Merger Sub may retain, informed of the status of such litigation and will provide Parent’s and Merger Sub’s counsel the right to participate in the defense of such litigation to the extent Parent and Merger Sub are not otherwise a party thereto, and the Company shall not enter into any settlement or compromise of any such stockholder litigation without Parent’s and Merger Sub’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

7.18                           Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

ARTICLE VIII

CONDITIONS TO THE MERGER

8.1                                 Conditions to Obligations of Each Party under this Agreement. The respective obligations of each party to effect the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

(a)                                  Stockholder Approval. If required by the DGCL, the Stockholder Approval shall have been obtained.

(b)                                 No Order. No Law of competent jurisdiction shall be in effect that enjoins, restrains, prevents or otherwise prohibits the consummation of the Merger or makes the Merger illegal.

(c)                                  Purchase of Shares. Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment and paid for all of the Company Shares validly tendered pursuant to the Offer and not withdrawn.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1                                 Termination. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of Stockholder Approval:

(a)                                  by mutual written consent of the Company and Parent, which consent shall have been approved by action of their respective Boards of Directors;

(b)                                 by written notice of either the Company or Parent prior to the first acceptance for payment of Company Shares pursuant to the Offer, if the Offer shall not have been consummated prior to the date that is four months after the date of this Agreement (“Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, the failure of the Offer to be consummated on or before the Outside Date;

(c)                                  by written notice of either the Company or Parent, if any Governmental Entity shall have issued an order, decree or ruling or taken any other action, (i) restraining, enjoining, preventing or otherwise prohibiting the acceptance for payment of, and payment for, the Company Shares pursuant to the Offer or consummation of the Merger, or (ii) making the acceptance for payment of, and payment for, the Company Shares pursuant to the Offer or consummation of the Merger illegal, and such Law, order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party terminating this Agreement pursuant to this Section 9.1(c) shall have complied with its obligations under Section 7.6 to have any such order, decree or ruling lifted or vacated;

(d)                                 by written notice of Parent, if (i) the Company’s Board of Directors shall have effected a Change of Recommendation or resolved to do so or (ii) the Board of Directors of the Company shall have failed to publicly confirm the Board Recommendation within three Business Days of a written request by Parent that it do so;

(e)                                  by written notice of the Company prior to the acceptance for payment of Company Shares pursuant to the Offer, in accordance with Section 7.5(e) and subject to the terms and conditions of, Section 7.5;

(f)                                    by written notice of Parent (if Parent is not in material breach of its obligations or its representations and warranties under this Agreement), if, prior to the acceptance for payment of Company Shares pursuant to the Offer, there has been a breach by the Company of any representation, warranty, covenant or agreement of the Company contained in this Agreement that (i) would result in any condition to the Offer set forth in Annex I not being satisfied and (ii) is either incurable, or if curable through the use of commercially reasonable efforts (it being understood that a willful failure to comply with Section 7.5(e) shall be deemed incapable of being cured), is not cured by the Company by the earlier of (A) 20 days following receipt by the Company of written notice from Parent of such breach and (B) the Outside Date;

(g)                                 by written notice of the Company (if the Company is not in material breach of its obligations or its representations and warranties under this Agreement), if, prior to the acceptance for payment of Company Shares pursuant to the Offer, there has been a breach by Parent of any representation, warranty, covenant or agreement of Parent contained in this Agreement that (i) would have, either individually or in the aggregate, a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Offer or the Merger and (ii) is either incurable, or if curable through the use of commercially reasonable efforts, is not cured by Parent by the earlier of (A) 20 days following receipt by Parent of written notice from the Company of such breach and (B) the Outside Date;

(h)                                 by written notice of Parent, if the Company shall have breached any of its obligations under Section 7.5;

(i)                                     by written notice of Parent, if, subject to Section 1.1, due to a failure of the Offer Conditions to be satisfied at the expiration of the Offer, the Offer shall have expired or been terminated without Merger Sub having purchased any Company Shares under the Offer; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(i) if Parent’s or Merger Sub’s breach of this Agreement was directly or indirectly the principal cause of, or directly or indirectly resulted in, the failure of any of the Offer Conditions to be satisfied or the failure of Merger Sub to have accepted for payment Company Shares under the Offer; or

(j)                                     by written notice of the Company, if the Offer shall have expired or been terminated without Merger Sub having purchased any Company Shares under the Offer; provided that if the event referred to this Section 9.1(j) directly or indirectly resulted from or was principally caused by the Company’s failure to perform any of its obligations under this Agreement or the failure of a condition set forth in paragraphs (c) or (d) in Annex I to be satisfied, that the Company shall not have the right to terminate this Agreement pursuant to Section 9.1(j).

9.2                                 Effect of Termination.

(a)                                  Limitation on Liability. In the event of the termination of this Agreement by either the Company or Parent as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or their respective Subsidiaries, officers or directors, except with respect to Section 7.2, this Section 9.2, Section 9.5 and ARTICLE XI and with respect to any liabilities or damages incurred or suffered by a party as a result of fraud or any breach of this Agreement that is willful or intentional.

(b)                                 Termination Fee. The Company shall pay to Parent a termination fee (the “Company Termination Fee”) of $33,000,000 in immediately available funds in the event that this Agreement is terminated solely as follows: (i) if the Company shall terminate this Agreement pursuant to Section 9.1(e), (ii) if Parent shall terminate this Agreement pursuant to Section 9.1(d) or Section 9.1(h), or (iii) if Parent shall terminate this Agreement pursuant to Section 9.1(b) or 9.1(f) and, with respect to a termination referred to in this clause (iii), (A) at the time of termination, an Acquisition Proposal with respect to the Company shall have been made to the Board of Directors of the Company or the Company or publicly announced and not bona fidely and irrevocably withdrawn, and (B) the Company enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal within 12 months following the date this Agreement is terminated. For purposes of this Section 9.2(b)(iii), “Acquisition Proposal” shall have the meaning ascribed thereto in Section 10.1 except that references in the definition of “Acquisition Proposal” to “20%” shall be replaced by “50%”.

(c)                                  Payments. Any Company Termination Fee required to be paid pursuant to Sections 9.2(b)(i) or 9.2(b)(ii) shall be made not later than one Business Day after termination of this Agreement. Any Company Termination Fee required to be paid pursuant to Section 9.2(b)(iii) shall be made not later than one Business Day after entrance by the Company into a definitive agreement with respect to such Acquisition Proposal. In no event shall payment of more than one Company Termination Fee be made. All payments under this Section 9.2 shall be made by wire transfer of immediately available funds to an account designated by Parent. Notwithstanding anything to the contrary in this Agreement, the parties hereto acknowledge that in the event that the Company Termination Fee becomes payable and is paid by the Company pursuant to this Section 9.2, the Company Termination Fee shall be Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement, provided that the foregoing limitation shall not apply in the event of any liabilities or damages incurred or suffered by Parent or Merger Sub in the case of (i) a breach of this Agreement involving fraud or willful or intentional misconduct or (ii) a breach of Section 7.5.

9.3                                 Amendment. Except as set forth in Section 1.3(c), any provision of this Agreement may be amended prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed by each party to this Agreement; provided that after the Stockholder Approval, without the further approval of the Company’s stockholders, no such amendment shall be made or given that requires the approval of the stockholders of the Company under the DGCL unless the required approval is obtained.

9.4                                 Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.5                                 Fees and Expenses. Subject to Section 9.2(b), all expenses incurred by the parties hereto shall be borne solely and entirely by the party that has incurred the same.

ARTICLE X

DEFINITIONS

10.1                           Definitions. For purposes of this Agreement, the following terms, when used in this Agreement with initial capital letters, shall have the respective meanings set forth in this Agreement:

“Acquisition Proposal” means any inquiry, indication of interest, proposal or offer from any Person or group of Persons (other than Parent, Merger Sub or their respective Subsidiaries) relating to any acquisition or purchase of assets or a business that constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, or 20% or more of any class or series of Company securities, any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 20% or more of any outstanding class or series of Company securities, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose assets or businesses constitute 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole), except, in each case, other than the Offer, the Merger, the Top Up Option and the other transactions contemplated hereby.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Affiliated Group” means an “affiliated group” as defined in Section 1504 of the Code (or any analogous combined, consolidated or unitary group defined under state, local or foreign income Tax Law) of which the Company or any of its Subsidiaries is or has been a member.

“Agreement” has the meaning set forth in the Preamble.

“Anti-Bribery Laws” has the meaning set forth in Section 4.16(c).

“ARC” has the meaning set forth in Section 4.4.

“Bid” means any bid, proposal, offer or quotation made by the Company, any of its Subsidiaries or by a contractor team or joint venture in which the Company or any of its Subsidiaries is participating that, if accepted or amended, would lead to a Government Contract.

“Board Recommendation” has the meaning set forth in Section 1.2(a).

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law to close in New York, New York.

“Cartel Act” has the meaning set forth in Section 4.4.

“Cash Election Request” has the meaning set forth in Section 7.13(c).

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Certificates” has the meaning set forth in Section 3.2(b).

“Change of Recommendation” has the meaning set forth in Section 7.5(d).

“Change in Control Retention and Severance Plan” means the AAI Corporation Change in Control Retention and Severance Plan.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“COBRA” means the healthcare continuation requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the Preamble.

“Company Common Stock” means the common stock, par value $1.00 per share of the Company.

“Company Compensation Approvals” has the meaning set forth in Section 4.14(j).

“Company Disclosure Documents” has the meaning set forth in Section 4.21(a).

“Company Disclosure Letter” has the meaning set forth in ARTICLE IV.

“Company Equity Plans” means the Company’s 2006 Long-Term Incentive Plan, 2004 Stock Option Plan, 1996 Stock Option Plan for Non-employee Directors and the 1994 Stock Option Plan and the Employee Stock Purchase Plan.

“Company Financial Advisor” has the meaning set forth in Section 4.22.

“Company Intellectual Property Rights” means all of the following whether arising under the Laws of the United States or of any other jurisdiction:  patents, patent applications, statutory invention registrations, trademarks, internet domain names, trade names, service marks, brand names, trade dress, logos, including all goodwill associated therewith, copyrights, moral rights, mask works, technology, know-how, computer software programs or applications, data, databases, trade secrets and tangible or intangible proprietary information or materials that are necessary for the operation of the business of the Company and each Subsidiary as currently conducted.

“Company Non-Union Employees” has the meaning set forth in Section 7.10(c).

“Company Option” means an option to acquire Company Common Stock granted under a Company Equity Plan exclusive of rights under the ESPP that is outstanding and unexercised as of the date of this Agreement.

“Company Required Statutory Approvals” has the meaning set forth in Section 4.4.

“Company SEC Reports” has the meaning set forth in Section 4.6(a).

“Company Shares” has the meaning set forth in the Recitals.

“Company Termination Fee” has the meaning set forth in Section 9.2(b).

“Company Union Employees” has the meaning set forth in Section 7.10(d).

“Compensation Arrangements” has the meaning set forth in Section 4.14(j).

“Compensation Committee” has the meaning set forth in Section 4.14(j).

“Confidentiality Agreement” means the letter agreement dated July 10, 2007 between the Company and Parent.

“Continuing Directors” has the meaning set forth in Section 1.3(c).

“Contract” has the meaning set forth in Section 4.11(a).

“Current Balance Sheet” has the meaning set forth in Section 4.6(g).

“D&O Insurance” has the meaning set forth in Section 7.9(b).

“Dissenting Shares” has the meaning set forth in Section 3.1(f).

“DGCL” means the Delaware General Corporation Law.

“Effective Time” has the meaning set forth in Section 2.2.

“Employee Agreement” means any employment (including employment offer letter), retention, change in control, deferred compensation or severance agreement or arrangement between the Company or one of its Subsidiaries and any present or former employee or director that is listed and designated as an Employee Agreement on Section 4.14(a) of the Company Disclosure Letter.

“Employee Benefit Plan” has the meaning set forth in Section 4.14(a).

“Environmental Laws” means any and all applicable federal, state, local, municipal and foreign Laws relating to the pollution or protection of the environment and natural resources, or to the generation, use, handling, storage, transportation or Release of, or exposure to, Hazardous Substances in existence at the time of this Agreement.

“ERISA” has the meaning set forth in Section 4.14(a).

“ERISA Affiliate” has the meaning set forth in Section 4.14(a).

“ESPP” has the meaning set forth in Section 3.4(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning set forth in Section 3.2(a).

“Exchange Fund” has the meaning set forth in Section 3.2(a).

“Export Control Laws” has the meaning set forth in Section 4.16(a).

“Foreign Plan” has the meaning set forth in Section 4.14(i).

“Fully Diluted Shares” means, as of a particular date, the sum of (a) all shares of Company Common Stock outstanding on such date, and (b) all shares of Company Common Stock into which securities convertible into or exercisable or exchangeable for shares of Company Common Stock outstanding on such date are convertible, exercisable or exchangeable as of such date or would become convertible, exercisable or exchangeable after such date by reason of any of the transactions contemplated by this Agreement, in each such case assuming the Company would not elect to pay cash to the holders of such securities to settle such conversion, exercise or exchange (other then with respect to any applicable make-whole premium payable to holders of the Notes), less the number of shares of Company Common Stock represented by each Note, if any, outstanding on such date that is purchased concurrently by Merger Sub pursuant to any Notes Offer.

“GAAP” means United States generally accepted accounting principles.

“Government Contract” means any Government Prime Contract or Government Subcontract as to which either (a) any performance is outstanding; (b) the Governmental Entity has not made final payment; (c) any routine cost audits have not been completed; or (d) there is any outstanding audit, investigation, or dispute. The parties acknowledge and agree that a task order or delivery order is not itself a Government Contract but is a part of the Government Contract under which it was issued.

“Government Prime Contract” means any contract, basic ordering agreement, letter contract or purchase order between the Company or any of its Subsidiaries and any Governmental Entity.

“Government Subcontract” means any contract, basic ordering agreement, letter subcontract, or purchase order between the Company or any of its Subsidiaries and any higher-tier contractor with respect to a Government Prime Contract.

“Governmental Entity” means any (a) nation, region, state, province, county, city, town, village, district or other jurisdiction, (b) federal, state, local, municipal, foreign or other government, (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, commission or other entity, (d) court, tribunal, arbitrator, or other governmental official, authority or instrumentality, or (e) multinational organization, stock exchange or similar self-regulatory organization or other private body entitled to exercise any administrative, executive or regulatory power of any nature.

“Hazardous Substances” means any wastes, substances or materials which are regulated as “hazardous materials,” “hazardous wastes,” “hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” “wastes” or other similar designations under any applicable Environmental Laws.

“Health Care Arrangements” has the meaning set forth in Section 7.10(c).

“Health Care Extension Period” has the meaning set forth in Section 7.10(c).

“HSR Act” has the meaning set forth in Section 4.4.

“Incentive Compensation Arrangements” means each of the incentive compensation arrangements listed and designated as an Incentive Compensation Agreement on Section 4.14(a) of the Company Disclosure Letter.

“Indemnified Parties” has the meaning set forth in Section 7.9(a).

“Indenture” has the meaning set forth in Section 7.13.

“Labor Agreement” means each of the collective bargaining agreements, or any other labor-related agreements or arrangements with any labor union, labor organization or works council (and any amendments thereto) listed in Section 4.19(c) of the Company Disclosure Letter.

“Law” means applicable statutes, laws, rules, ordinances, regulations, codes, orders (including Executive Orders), judgments, injunctions, writs, decrees and rulings, in each case, of a Government Entity.

“Liens” means security interests, liens, claims, pledges, options, rights of first refusal, charges and other encumbrances.

“Lease” or “Leases” have the meanings set forth in Section 4.8(c).

“Leased Real Property” has the meaning set forth in Section 4.8(c).

“Material Adverse Effect” means any event, change, development or occurrence that, either individually or in the aggregate with all other events, changes, developments or occurrences, (a) has had or would reasonably be expected to have a material adverse effect on the properties, assets, liabilities, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, but excluding any such event, change, development or occurrence to the extent resulting from or arising out of (i) changes in the financial markets generally in the United States or that are the result of any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (ii) general national, international or regional economic, financial, political or business conditions (including changes in Law or GAAP or authoritative interpretations thereof) affecting generally the defense industry, which do not have a materially disproportionate effect (relative to other industry participants) on the Company and its Subsidiaries taken as a whole, (iii) the announcement of this Agreement (including any cancellations or delays in contract awards and any impact on relationships with customers, prime contractors, subcontractors, suppliers or employees but in each case only to the extent related to the announcement), (iv) changes in the market price or trading volume of the Company’s securities; provided that the exception in this clause (iv) is strictly limited to any such change or failure in and of itself and shall not prevent or otherwise affect a determination that any event, change, development or occurrence underlying such change or failure has resulted in, or contributed to a Material Adverse Effect, (v) the suspension of trading of securities generally on the New York Stock Exchange, Inc.; and (vi) change in appropriations arising from the U.S. Fiscal Year or Supplemental Budget or from any foreign government budget which does not have a materially disproportionate effect (relative to other defense industry participants) on the Company and its Subsidiaries taken as a whole, or (b) prevents, materially delays or materially impairs the ability of the Company to consummate the Merger.

“MIP” means the Company’s 2007 Management Incentive Plan.

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Minimum Condition” has the meaning set forth in Section 1.1(a).

“Modified Fully Diluted Shares” means, as of a particular date, the sum of (a) all shares of Company Common Stock outstanding on such date, and (b) all shares of Company Common Stock into which securities convertible into or exercisable or exchangeable for shares of Company Common Stock outstanding on such date are convertible, exercisable or exchangeable as of such date or would become convertible, exercisable or exchangeable after such date by reason of any of the transactions contemplated by this Agreement, in each such case assuming the Company would not elect to pay cash to the holders of such securities to settle such conversion, exercise or exchange (other then with respect to any applicable make-whole premium payable to holders of the Notes), less the number of shares of Company Common Stock represented by Notes outstanding on such date.

“Modified Minimum Condition” means the term “Minimum Condition” as defined herein amended to replace the term “Fully Diluted Shares” in all places where it appears therein with the term “Modified Fully Diluted Shares.”

“Multiemployer Plan” has the meaning set forth in Section 4.14(g).

“New Hire” has the meaning set forth in Section 6.1(a)(xi).

“New Plans” has the meaning set forth in Section 7.10(e).

“Notes” means the Company’s $120,000,000 3.75% Senior Convertible Notes due 2024.

“Notes Offer” has the meaning set forth in Section 7.13(d).

“Offer” has the meaning set forth in the Recitals.

“Offer Conditions” has the meaning set forth in Section 1.1(a).

“Offer Documents” has the meaning set forth in Section 1.1(b).

“Offer Price” has the meaning set forth in the Recitals.

“Old Plans” has the meaning set forth in Section 7.10(e).

“Order” means, with respect to any Person, any order, injunction, judgment, decree or ruling enacted, adopted, promulgated or applied by a Governmental Entity or arbitrator that is binding upon or applicable to such Person or its property.

“Outside Date” has the meaning set forth in Section 9.1(b).

“Owned Real Property” has the meaning set forth in Section 4.8(b).

“Parent” has the meaning set forth in the Preamble.

“Permits” means any material governmental licenses, franchises, permits, waivers, clearances, certificates, consents, orders, regulations, authorizations, approvals, filings or other similar authorizations or notifications required under applicable Law.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings and are adequately reserved in accordance with GAAP as shown on the Current Balance Sheet; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not delinquent and which are not, either individually or in the aggregate, significant or which are being contested by appropriate proceedings and are adequately reserved as shown on the Current Balance Sheet; (c) zoning, entitlement, building and other land use regulations imposed by governmental agencies having jurisdiction over the Leased Real Property or Owned Real Property which are not violated by the current use and operation of the Leased Real Property or Owned Real Property; (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property or Owned Real Property, which do not, individually or in the aggregate, materially diminish the Company’s or any of its Subsidiaries’ use of the Leased Real Property or Owned Real Property or materially impair the value, occupancy or use of the any of the Leased Real Property or Owned Real Property for the purposes for which such property is currently used in connection with the Company’s and its Subsidiaries’ businesses; (e) public roads and highways; (f) matters which would be disclosed by an inspection or accurate survey of each parcel of real property; (g) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation; (h) Liens on goods in transit incurred pursuant to documentary letters of credit; (i) purchase money Liens and Liens securing rental payments under capital lease arrangements; and (j) Liens the existence of which has not had and would not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a Governmental Entity or any department, agency or political subdivision thereof.

“Proxy Statement” has the meaning set forth in Section 4.21(a).

“Release” means any emission, spill, seepage, leak, escape, leaching, discharge, injection, ejection, pumping, pouring, emptying, dumping, disposal, or release of Hazardous Substances into or upon the environment, including the air, soil, surface water or groundwater in violation of applicable Environmental Laws or a Permit issued under an applicable Environmental Law.

“Representatives” has the meaning set forth in Section 7.2.

“Revolving Credit Agreement” means the Amended and Restated Revolving Credit Agreement, dated as of May 31, 2007, by and among the Company and AAI Corporation, as Borrowers, the Lenders from time to time party thereto, Key Bank National Association and PNC Bank, National Association, as Co-Documentation Agents, Citibank, N.A., and JPMorgan Chase Bank, N.A., as Co-Syndication Agents and SunTrust Bank, as Administrative Agent.

“Schedule 14D-9” has the meaning set forth in Section 1.2(c).

“Schedule TO” has the meaning set forth in Section 1.1(b).

“SEC” has the meaning set forth in Section 4.6(a).

“Securities” has the meaning set forth in Section 4.5.

“Securities Act” means the Securities Act of 1933, as amended.

“SOX” has the meaning set forth in Section 4.6(a).

“Stockholder Approval” has the meaning set forth in Section 4.23.

“Stockholders’ Meeting” has the meaning set forth in Section 7.1(a).

“Subsequent Offering Period” has the meaning set forth in Section 1.1(a).

“Subsidiary” means any corporation, company, partnership, organization or other entity of which the securities or other ownership interests having a majority of the ordinary voting power in electing the board of directors or other governing body are, at the time of such determination, owned by a company or another Subsidiary.

“Superior Proposal” means any bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (except that references in the definition of “Acquisition Proposal” to “20%” shall be replaced by “100%”) that the Board of Directors of the Company determines in its good faith business judgment (after consultation with the Company Financial Advisor and the Company’s outside legal counsel) and in light of all relevant circumstances and all terms and conditions of such Acquisition Proposal and this Agreement, to be more favorable to the Company’s stockholders than the Offer, the Merger and the other transactions contemplated by this Agreement.

“Supplemental Policy” has the meaning set forth in Section 7.10(c).

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Takeover Statute” has the meaning set forth in Section 4.24.

“Tax” or “Taxes” means any and all federal, state, local or foreign income, gross receipts, franchise, profits, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, real property, special assessment, personal property, capital stock, ad valorem, welfare, social security, unemployment, disability, payroll, license, employee withholding, and other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or of a similar nature to any of the foregoing, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; the foregoing shall include any transferee or secondary liability for a Tax and any liability assumed by agreement or arising as a result of being (or ceasing to be) a member of any Affiliated Group (or by being included (or required to be included) in any Tax Return relating thereto).

“Tax Returns” means any return, report, information return, declaration, statement, certificate, bill, claim for refund or other document (including schedules, attachments, amendments or supplements thereto,  or any related or supporting information) filed or required to be filed with any Governmental Entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax.

“Tender and Support Agreement” has the meaning set forth in the Recitals.

“Title IV Plans” has the meaning set forth in Section 4.14(d).

“Top Up Closing” has the meaning set forth in Section 1.4(b).

“Top Up Option” has the meaning set forth in Section 1.4(a).

“Top Up Option Shares” has the meaning set forth in Section 1.4(a).

“Treasury Regulations” means the regulations promulgated under the Code.

“WARN” has the meaning set forth in Section 7.11.

10.2         Construction.

(a)           Unless the context otherwise requires, as used in this Agreement:  (i) an accounting term not otherwise defined in this Agreement has the meaning ascribed to it in accordance with GAAP; (ii) “or” is not exclusive; (iii) “including” and its variants mean “including, without limitation” and its variants; (iv) words defined in the singular have the parallel meaning in the plural and vice versa; (v) references to “written” or “in writing” include in visual electronic form; (vi) words of one gender shall be construed to apply to each gender; and (vii) the terms “Article”, “Section”, “Annex”, “Exhibit”, and “Schedule” refer to the specified Article, Section, Annex, Exhibit or Schedule of or to this Agreement.

(b)           A reference to any Person includes such Person’s successors and permitted assigns.

(c)           Any references to “dollars” or “$” means dollars of the United States of America.

(d)           For purposes of this Agreement, the terms “the Company’s knowledge”, “knowledge of the Company”, “the Company has no knowledge”, or words or phrases of similar import or meaning as used in this Agreement shall mean the actual, direct and personal knowledge, after reasonable investigation, of any of Frederick Strader, Warren Lichtenstein, James H. Perry, Jonathan A. Greenberg, Stuart F. Gray, John F. Michitsch, Michael A. Boden, Steven Reid, James McGinnis, T. Kathleen Heydt, Frank W. Brittain, Joseph G. Thomas, Anna-Maria Palmer, Edward E. Buffington, Paul Lavin, David A. Phillips, and Susan E. Pendery. The term “knowledge” is used to qualify and limit the scope of any representation or warranty in which it appears, such that the representation or warranty is not true and correct and therefore breached only if one or more of the specified individuals has actual conscious awareness on the date(s) such representation and warranty is made of an undisclosed exception to such representation and warranty which the Company is required to disclose.

ARTICLE XI

MISCELLANEOUS

11.1         Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 11.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

11.2         Notices. Any notices or other communications required or permitted under, or otherwise in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand for delivery on the next Business Day) or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next Business Day if transmitted by national overnight courier, in each case as follows:

Notices to Parent or Merger Sub:

Textron Inc.
40 Westminster Street
Providence, RI  02903
Attn:  Terrence O’Donnell, Executive Vice President and General Counsel
Facsimile No.: (401) 457-2418

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Beacon Street
Boston, MA 02108
Attn:       Louis A. Goodman
Facsimile No.: (617) 573-4822

Notices to the Company:

United Industrial Corporation

124 Industry Lane

Hunt Valley, MD  21030
Attn:       Jonathan A. Greenberg
Facsimile No.: (410) 683-6498

with a copy to:

Proskauer Rose LLP

1585 Broadway

New York, NY  10036

Attn:       Steven Kirshenbaum
Facsimile No.: (212) 969-2900

11.3         Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

11.4         Entire Agreement. This Agreement, the Company Disclosure Letter, the Confidentiality Agreement and the other documents delivered pursuant hereto constitute the entire agreement of the parties and supersede all prior agreements, arrangements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter of this Agreement.

11.5         Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Parent without the consent of the Company.

11.6         Third-Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 7.9, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

11.7         No Strict Construction. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

11.8         Governing Law; Consent to Jurisdiction and Venue.

(a)           This Agreement and the transactions contemplated by this Agreement, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the Laws of the State of Delaware and without reference to conflict of laws principles.

(b)           Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court from thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated by this Agreement or thereby, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in any other place of competent jurisdiction by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 11.2. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

11.9         Specific Performance. The parties hereby acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to consummate the Merger, will cause irreparable injury to the other parties, for which damages, even if available, will not be a complete and adequate remedy. Accordingly, each party hereby consents to the issuance of injunctive relief by the Delaware Court of Chancery to compel performance of such party’s obligations and to the granting by any court of the remedy of specific performance of its obligations hereunder, in addition to any other rights or remedies available hereunder or at law or in equity without the necessity of posting bonds or other undertaking in connection therewith. The parties acknowledge that in the absence of a waiver, a bond or undertaking may be required by a court, and the parties hereby waive any such requirement of such a bond or undertaking.

11.10       WAIVER OF TRIAL BY JURY. THE PARTIES HERETO WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING UNDER OR CONCERNING THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF OR CONCERNING THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING.

11.11       Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger on the day and year first above written.

TEXTRON INC.

By:	/s/ John R. Curran
Name: John R. Curran
Title: Vice President, Mergers and
Acquisitions

MARCO ACQUISITION SUB INC.

By:	/s/ John R. Curran
Name: John R. Curran
Title: President

UNITED INDUSTRIAL CORPORATION

By:	/s/ Frederick M. Strader
Name: Frederick M. Strader
Title: President & CEO

1

ANNEX I

Notwithstanding any other provision of the Offer, but subject to compliance with Section 1.1(a) of the Agreement, Merger Sub (i) shall not be required to accept for payment or pay for any tendered Company Shares, (ii) may delay the acceptance for payment of, or the payment for, any tendered Company Shares, and (iii) may terminate or amend the Offer as to Company Shares not then paid for, in the event that (x) at the scheduled expiration of the Offer (as it may be extended pursuant to Section 1.1(a) of the Agreement): (A) the Minimum Condition shall not have been satisfied; (B) the applicable waiting period (and any extension thereof) applicable to the transactions contemplated by the Agreement (including the Offer and the Merger) under the HSR Act shall not have expired or been terminated; or (C) approval pursuant to the ARC and the Cartel Act shall not have been obtained; or (y) immediately prior to acceptance of Company Shares for payment in the Offer any of the following conditions exists:

(a)           any pending or overtly threatened action, proceeding or counterclaim by any Governmental Entity (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Company Shares by Parent or Merger Sub or the consummation of the Offer or the Merger, (ii) seeking to obtain material damages in connection with the Offer or the Merger, (iii) seeking to restrain, prohibit or limit Parent’s, the Company’s or any of the their respective material Affiliates’ ownership or operation of all or any material portion of the business or assets of Parent, the Company or any such material Affiliate, or to compel Parent, the Company or any of their respective material Affiliates to dispose of, license or hold separate all or any material portion of the business or assets of Parent, the Company or any such material Affiliate, or (iv) seeking to impose material limitations on the ability of Parent, Merger Sub or any of Parent’s other Affiliates effectively to acquire, hold or exercise full rights of ownership of any Company Shares or any shares of common stock of the Surviving Corporation, including the right to vote the Company Shares or the shares of common stock of the Surviving Corporation acquired or owned by Parent, Merger Sub or any of Parent’s other Affiliates on all matters properly presented to the Company’s stockholders; or

(b)           any Law enacted, entered, enforced, issued or in effect that is reasonably likely to result in any of the consequences referred to in clauses (i) through (iv) of paragraph (a) above; or

(c)           (i) the representations and warranties of the Company contained in the Agreement (without regard to materiality or Material Adverse Effect qualifiers contained therein), other than the representations and warranties in Sections 4.5, 4.6(a), 4.6(b), 4.6(d), 4.6(f), 4.7(i), 4.14(j) and 4.21(c), shall not be true and correct in all respects, as of the date of the Agreement or at any time prior to the consummation of the Offer as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which shall be true and correct in all respects as of such specified date), except where the failure to be so true and correct has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect; or (ii) any of the representations and warranties in Sections 4.5, 4.6(a), 4.6(b), 4.6(d), 4.6(f), 4.7(i), 4.14(j) or 4.21(c) shall not be true and correct in all respects as of the date of the Agreement and at all times prior to the consummation of the Offer as if made at and as of such time; or

(d)           (i) the Company shall have failed to perform or comply in any respect with Sections 7.4 or 7.5 of the Agreement, or (ii) the Company shall have failed to perform or comply in any material respect with any other of its agreements, obligations or covenants under the Agreement and such failure to perform or comply with such other agreements, obligations or covenants shall not have been cured to the good faith satisfaction of Parent; or

(e)           any event, change, development or occurrence shall have occurred following the date of the Agreement that, either individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect; or

(f)            the Agreement shall have been terminated in accordance with its terms.

Immediately prior to the expiration of the Offer, the Company shall deliver to Parent a certificate executed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company certifying that the conditions set forth in paragraphs (c), (d) and (e) in this Annex I are satisfied as of such time and date.

The foregoing conditions are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of the Agreement, may be waived by Parent or Merger Sub, in whole or in part at any time and from time to time in the sole discretion of Parent or Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms that are used in this Annex I shall have the respective meanings ascribed thereto in the Agreement and Plan of Merger (the “Agreement”), dated as of October 7, 2007, by and among Textron, a Delaware corporation (“Parent”), Marco Acquisition Sub Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), and United Industrial Corporation, a Delaware corporation (the “Company”).